Form 10-K, Exhibit 13
period 1993-12-31
METROPOLITAN FINANCIAL CORP /DE/
filed 1994-03-29
CIK 741341

Management's Discussion & Analysis of Financial Condition & Results of Operations

General Discussion                                                          16
Acquisition Activity                                                        18
Results of Operations                                                       19
Financial Condition                                                         26

Consolidated Financial Statements

Consolidated Statements of Condition                                        33
Consolidated Statements of Income                                           34
Consolidated Statements of Changes in Shareholders' Equity                  35
Consolidated Statements of Cash Flows                                       36

Notes to Consolidated Financial Statements

Note A    Summary of Significant Accounting Policies                        37
Note B    Business Combinations                                             38
Note C    Fair Value of Financial Instruments                               39
Note D    Assets Available-for-Sale                                         41
Note E    Investment Securities                                             42
Note F    Mortgage-backed Securities                                        42
Note G    Loans                                                             42
Note H    Real Estate                                                       43
Note I    Office Properties and Equipment                                   43
Note J    Deposits                                                          44
Note K    FHLB Advances and Other Borrowings                                44
Note L    Interest Exchange and Protected Rate Agreements                   45
Note M    Shareholders' Equity                                              45
Note N    Income Taxes                                                      46
Note O    Employee Benefits                                                 48
Note P    Parent Company Financial Information                              50
Note Q    Segment Information                                               53

Report of Management                                                        54
Report of Independent Auditors                                              54
Other Supplementary Data                                                    55
Directors and Board Members                                                 57

Management's Discussion and Analysis

General Discussion

Metropolitan Financial Corporation (the "Company") is a regional financial services holding company. The Company's mission is to be the premier provider of community financial and home ownership services throughout its markets by offering exceptional value to its customers, resulting in profitable growth, fulfilling careers and community enhancement. The primary operations of the Company are in North Dakota, Minnesota, Nebraska, Iowa, Kansas, South Dakota, Wisconsin and Arizona.

Table 1: Selected Financial Data

                                                                                                Year ended December 31
(Dollars in thousands, except per share data)               1993         1992          1991          1990         1989
Operations Data
Interest income                                       $  472,726   $  424,765    $  407,020    $  367,482   $  371,734
Interest expense                                         274,612      272,208       301,908       291,790      305,898
Net interest income                                      198,114      152,557       105,112        75,692       65,836
Provision for loan losses                                  7,859        8,316         8,000         6,011        6,441
Net interest income after
provision for loan losses                                190,255      144,241        97,112        69,681       59,395
Gains related to mortgage
  banking activities                                      16,271        9,264           225         4,645        2,930
Other gains on sale of mortgage-backed
  and other securities                                         _       44,377        33,366         8,725       13,007
Other noninterest income                                  73,566       60,761        55,850        50,961       51,912
Noninterest expense                                      193,633      148,581       124,687       108,656      113,369
Income before income taxes,
extraordinary item and cumulative
effect of accounting change                               86,459      110,062        61,866        25,356       13,875
Federal and state income taxes (benefit)                  21,285       42,543         4,427        (1,980)     (10,203)
Income before extraordinary item and
cumulative effect of accounting change                    65,174       67,519        57,439        27,336       24,078
Extraordinary item                                             _       (6,329)            _             _            _
Cumulative effect of accounting change                         _       75,941             _           995            _
Net Income                                            $   65,174   $  137,131    $   57,439    $   28,331   $   24,078
Earnings Per Share
Primary:
Before extraordinary item and cumulative
effect of accounting change                           $     2.01   $     2.34    $     2.42    $     1.25   $     1.20
Extraordinary item                                             _        (0.22)            _             _            _
Cumulative effect of accounting change                         _         2.66             _          0.05            _
Net Primary                                           $     2.01   $     4.78    $     2.42    $     1.30   $     1.20
Fully Diluted:
Before extraordinary item and cumulative
effect of accounting change                           $     2.01   $     2.17    $     1.96    $     1.08   $     1.12
Extraordinary item                                             _        (0.21)            _             _            _
Cumulative effect of accounting change                         _         2.47             _          0.04            _
Net Fully Diluted                                     $     2.01   $     4.43    $     1.96    $     1.12   $     1.12
Cash Dividends Per Share
Common                                                $     0.39   $     0.27    $     0.19    $     0.17   $     0.15
Preferred-Series A                                             _            _          2.00          2.00         0.99
Preferred-Series B                                    $     2.88   $     2.88    $     2.88    $     0.33   $        _

Ratios
Return on average assets before
 extraordinary item and cumulative
 effect of accounting change                                0.98%        1.28%         1.25%         0.68%        0.60%
Return on average assets                                    0.98         2.61          1.25          0.70         0.60
Return on average equity before
 extraordinary item and cumulative
 effect of accounting change                               14.00        17.03         22.78         13.84        16.03
Return on average equity                                   14.00        34.58         22.78         14.35        16.03
Average equity to average assets                            7.02         7.54          5.47          4.88         3.72
Net interest margin                                         3.21         3.13          2.44          2.02         1.75
Nonperforming assets to total assets                        1.65         1.60          2.32          1.62         0.91
Common dividend payout ratio                               19.40         6.09          9.69         15.18        13.39

At December 31
Financial Condition
Total Assets                                          $7,006,785   $6,146,511    $4,667,680    $4,545,741   $3,822,473
Loans                                                  4,585,410    3,267,131     2,335,993     1,936,677    1,670,789
Mortgage-backed securities                               943,193    1,612,801       936,929     1,511,456    1,057,695
Investment securities                                          -      419,129       100,693       204,277      172,164
Assets available-for-sale                                873,938      162,304       882,527             -            -
FSLIC notes and covered assets                                 -            -             -       487,080      527,048
Goodwill                                                  61,517       62,715        62,720        66,993       73,802
Deposits                                               5,354,635    5,207,025     3,824,069     3,394,175    2,719,411
FHLB advances                                            921,801      252,643       462,323       574,243      539,989
Other Borrowings                                         133,159      166,343        55,251       296,048      331,771
Shareholders' equity                                  $  504,383   $  426,644    $  278,763    $  225,746   $  188,727





The Company operates an FDIC insured consumer savings bank, Metropolitan Federal Bank, fsb (the "Bank"), which concentrates on the traditional thrift business of soliciting deposits and making residential mortgage and other secured consumer loans. The Company's residential real estate brokerage subsidiary, Edina Realty, Inc. ("Edina Realty"), and title company subsidiary, Equity Title Services ("Equity Title"), are among Minnesota's largest providers of their respective services. Edina Realty and Equity Title conduct their business in Minnesota and western Wisconsin. Certain financial services products like annuities, uninsured investments, such as mutual funds, and insurance are provided to customers through a subsidiary operating as Metropolitan Financial Services ("MFS").

Consolidated Highlights

The Company earned net income of $65.2 million for the year ended December 31, 1993, compared with net income of $137.1 million in 1992 and $57.4 million in 1991. Fully diluted earnings per share were $2.01 in 1993, compared with $4.43 in 1992 and $1.96 in 1991. Earnings in 1992 included nonrecurring gains, an extraordinary item and the cumulative effect of implementing Statement of Financial Accounting Standards ("SFAS") No. 109, which represented approximately $96.7 million, net of tax, or $3.16 per share. Earnings in 1991 included nonrecurring gains related to securities sales of $20.4 million, net of tax, or $.71 per share.

Income before income taxes, extraordinary item and cumulative effect of accounting change totaled $86.5 million for 1993, compared with $110.1 million in 1992 and $61.9 million in 1991. Amounts in 1992 and 1991 include nonrecurring gains associated with mortgage-backed and other securities sales. These gains which resulted from balance sheet restructurings were $44.4 million or 40 percent of pre-tax earnings in 1992 and $33.4 million or 54 percent of pre-tax earnings in 1991. Net gains on asset sales of $16.3 million in 1993 were in conjunction with ongoing mortgage banking activities. This compares with net gains of $9.3 million in 1992 and $225,000 in 1991 associated with ongoing mortgage banking activities.

Growth in the Company's balance sheet during 1993 resulted primarily from acquisitions. During 1993 the Company acquired two institutions with assets totaling approximately $813 million. Total assets at December 31, 1993 were $7.0 billion, an increase of $860 million or 14 percent from December 31, 1992. Shareholders' equity totaled $504.4 million at December 31, 1993, an increase of 18 percent over the previous year-end balance.

At year end, the Bank's regulatory tangible capital ratio was 7.0 percent, which is well above the minimum requirement. The Bank is considered "well capitalized" as defined by the Federal Deposit Insurance Corporation ("FDIC"), placing the Bank in the lowest deposit insurance premium range established by the FDIC.

Acquisition Activity

The Company continued its acquisition strategy in 1993 and 1992. On September 26, 1993, the Company signed a definitive agreement to acquire Rocky Mountain Financial Corporation and its bank subsidiary, Rocky Mountain Bank, fsb ("Rocky Mountain"). Rocky Mountain had assets and deposits of approximately $537 million and $428 million at December 31, 1993, respectively. The Bank will pay Rocky Mountain shareholders approximately $64.2 million in cash as consideration after payment of approximately $3.0 million of transaction expenses. The transaction, which received regulatory approval in February 1994, will be accounted for as a purchase and is expected to close in March 1994.

On August 6, 1993, the Bank completed its acquisition of Eureka Savings Bank, fsb, Eureka, Kansas ("Eureka"). The acquisition consideration of approximately $20.8 million was paid in cash and the transaction was accounted for as a purchase. The acquisition expanded the Company's presence in Kansas which began with the acquisition of Western Financial Corporation ("Western") in June 1993. The transaction added assets of $233 million, deposits of $176 million and 10 retail branches.

On June 11, 1993, the acquisition of Western and its federally chartered savings and loan association subsidiary Columbia Savings Association F.A.
("Columbia") was completed. Pursuant to the agreement and plan of merger, Western was merged into the Company and Columbia was merged with the Bank.
Total merger consideration of approximately $21.9 million the form of cash and the Company's common stock. The transaction was accounted for as a purchase. The acquisition of Western gave the Company a presence in Kansas with $580 million in assets, $497 million in deposits and 24 retail branches.

On December 16, 1992, the Company completed a merger with American Charter Federal Savings and Loan Association of Lincoln, Nebraska ("American Charter"). The transaction, a voluntary supervisory conversion merger, converted American Charter from a mutual to a stock company which was then merged with the Bank. The Bank assumed all assets and liabilities of American Charter at no cost other than transaction costs. Total assets and deposits added to the Bank's balance sheet were $945 million and $848 million, respectively. The acquisition represented the Company's first expansion into Nebraska. On December 1, 1992, the Company completed the purchase of Home Owners Savings Bank of Fergus Falls, Minnesota ("Home Owners") from the Resolution Trust Corporation ("RTC"). The purchase included all assets and liabilities of Home Owners including five branch offices. Four of the branches are located in northwestern Minnesota, providing the Bank its first significant entry into this area. The transaction added approximately $127 million in assets and $113 million in deposits.

On September 30, 1992, the Company completed a merger with Security Financial Group, Inc., St. Cloud, Minnesota ("Security Financial"). The transaction was completed through the exchange of common stock, with shareholders of Security Financial receiving $12.8 million of the Company's common stock. The transaction was accounted for as a pooling of interests, however, due to the relatively small size of Security Financial in relation to the Company, prior year amounts were not restated. Therefore, 1992 amounts were adjusted to reflect the combination of Security Financial as if it had occurred
January 1, 1992. The transaction added $220 million in assets, $200 million in deposits and provided the Bank with a presence in St. Cloud and other central Minnesota communities.

On April 24, 1992, the Company purchased from the RTC twelve branch offices and $160 million in deposits of First Federal Savings Bank of South Dakota, Rapid City, South Dakota, ("First Federal"). The acquisition included the purchase of deposits, selected consumer loans, and sundry assets. The Company paid $2.9 million for the First Federal deposits. The acquisition of First Federal gave the Company a presence in western South Dakota.

On March 13, 1992, the Company purchased from the RTC five branch offices and $73 million in deposits of Monycor Federal Savings Bank, Barron, Wisconsin ("Monycor"). The acquisition included the purchase of deposits and various assets. The Company paid $2.9 million for the Monycor deposits. The acquisition of Monycor provided the Company with an enhanced presence in the western Wisconsin market.

Results of Operations
The primary source of the Company's recurring net income is net interest income. Also affecting the Company's net income are realty commissions, gains related to mortgage banking activities, title closing and other fee income, noninterest expense and income taxes.

Organizational Highlights
The Company's earnings are provided by its four primary operating entities offset somewhat by parent company expense which reflects, among other things, interest expense on the Company's subordinated debt.

The following table reflects net income before extraordinary items and the cumulative effect of accounting changes by organizational unit.

                                 Year Ended December 31
(In thousands)                 1993      1992      1991
The Bank                    $64,715   $66,143   $55,293
Edina Realty                  1,601     1,538       979
Equity Title                  1,675     1,375       941
MFS                           1,406       418        13
Parent Company
and Other                    (4,223)   (1,955)      213
                            $65,174   $67,519   $57,439

The Bank recorded net income before extraordinary items and the cumulative effect of accounting changes of $64.7 million in 1993, compared with $66.1 million in 1992 and $55.3 million in 1991. Excluding nonrecurring gains, earnings before extraordinary items and the effect of changes in accounting totaled $64.7 million in 1993, compared with $40.0 million in 1992 and $34.9 million in 1991. Bank results for 1993 and 1992 reflect 33 percent and 47 percent increases in net interest income over 1992 and 1991, respectively, attributable to acquisitions and improved net interest margin. The net interest margin was 3.32 percent for the Bank in 1993, compared with 3.17 percent in 1992 and 2.45 percent in 1991. Noninterest income decreased to $34.5 million in 1993 from $68.4 million in 1992 and $53.2 million in 1991. Noninterest income in 1992 and 1991 included nonrecurring gains related to asset sales of $44.4 million and $33.4 million, respectively. Noninterest expense increased 35 percent to $136.9 million from $101.1 million in 1992 and $84.1 million in 1991. The increases are due principally to acquisitions. As a result of acquisitions, the number of retail branch offices increased to 196 branches at December 31, 1993, compared with 185 at the end of 1992 and 125 in 1991.

The Company announced in January 1994 that Edina Realty and Equity Title would not be spun-off. As a result, the activities of these organizations are no longer reflected as discontinued operations. The Company originally announced the spin-off of Edina Realty and Equity Title in April 1993 as a means of allowing the companies to meet new, more challenging growth objectives. These objectives included the Company's intent to have the flexibility to obtain multiple thrift holding company status and Edina Realty and Equity Title's intent to grow through the use of a separate, publicly traded stock. However, the decision was made to retain Edina Realty and Equity Title, as the larger transactions that would require the flexibility to become a multiple thrift holding company became too costly. Management believes that the most effective means of achieving further balance sheet earnings and growth is to retain Edina Realty and Equity Title and their access to asset generating opportunities and fee generating capabilities. Total loans originated by the Bank's loan officers located in Edina Realty offices in 1993 was $570 million, approximately 35 percent of the Company's total mortgage loan production. In addition, the Company is looking to expand its real estate brokerage presence through acquisition in markets the Company serves outside Minnesota.

Edina Realty recorded net income of $1.6 million in 1993, compared with $2.0 million in 1992 and $1.0 million in 1991. Net income in 1992 included $346,000 from the cumulative effect of adopting SFAS No. 109. Revenues increased 7 percent to $36.3 million in 1993 from $33.9 million in 1992 and $28.1 million in 1991. Increases in revenues resulted from record sales volume in 1993 totaling $3.5 billion, compared with $3.0 billion in 1992 and $2.4 billion in 1991. Increases in revenues were offset by increases in expenses in 1993 and 1992 of 8 percent and 23 percent from 1992 and 1991. Edina Realty had approximately 2,000 sales associates and 49 offices as of December 31, 1993.

Equity Title recorded net income of $1.7 million in 1993, compared with $1.4 million in 1992 and $1.0 million in 1991. Revenues increased 19 percent to $13.7 million in 1993 and 44 percent to $11.5 million in 1992. Revenues were $8.0 million in 1991. Increases in revenues resulted from record closings in 1993 totaling 12,782 compared with 10,757 in 1992 and 7,198 in 1991. Increases in revenues were offset by increases in expenses in 1993 of 18 percent and 56 percent from 1992 and 1991.

Metropolitan Financial Services recorded net income of $1.4 million in 1993, compared with $418,000 in 1992 and $13,000 in 1991. Revenues in 1993 increased to $4.6 million from $852,000 in 1992. At the end of 1992, management identified the sale of uninsured investment products as a significant noninterest income revenue opportunity and began a focused sales effort in that direction.

Net Interest Income

Net interest income for the year ended December 31, 1993 was $198.1 million compared with $152.6 million in 1992 and $105.1 million in 1991. The increase from 1992 to 1993 was due primarily to a 27 percent increase in average earning assets. The increase from 1991 to 1992 was due to a significant widening of the net interest margin and a 13 percent increase in average earning assets. The increase in average earning assets in each period reflects the Company's acquisition strategy that is expected to continue in the future.

Net interest income is the difference between the interest earned on interest earning assets and interest paid on interest bearing liabilities. Net interest income is affected by both the volume of interest earning assets in relation to interest bearing liabilities and the net interest margin, representing the difference in yields earned on assets and rates paid on interest bearing liabilities. Economic, regulatory and competitive factors also have a significant effect on net interest income. The Company's primary approach to managing net interest income has been through growth, primarily by acquiring organizations with asset/liability structures similar to its own and obtaining the maximum interest rate spreads available between existing core assets and liabilities, primarily single-family mortgage and secured consumer loans and retail deposits, respectively, without accepting high levels of interest rate risk.

The $45.6 million increase in net interest income during 1993 resulted mainly from growth in average earning assets of $1,310 million, compared with growth in interest bearing liabilities of $1,269 million. Interest earning assets increased primarily in the areas of mortgage and consumer loans due to acquisitions and record loan originations. Interest bearing liabilities increased as a result of acquisitions with the majority of the increase coming from certificates of deposit. The increase in interest earning assets and the difference by which interest earning assets exceed interest bearing liabilities resulted in $47.5 million of additional income in 1993 versus
1992. In 1992, average earning assets increased $558 million, compared with average interest bearing liabilities growth of $492 million. The growth of the Company's balance sheet from the preceding year was the primary reason for the increase in net interest income. The details of these changes are set forth in Table 2-Rate/Volume Analysis.

Table 2: Rate/Volume Analysis

                                                        Year Ended December 31                        Year Ended December 31
                                                                 1993 vs. 1992                                 1992 vs. 1991
(In thousands)                              Volume          Rate         Total         Volume           Rate           Total
Interest Income
Loans                                     $104,046     $(40,335)      $ 63,711        $66,678       $(15,453)      $ 51,225
Mortgage-backed securities                   8,895      (23,520)       (14,625)        11,329        (19,179)        (7,850)
FSLIC notes and covered assets                   _            _              _        (25,910)             _        (25,910)
Investment securities and other interest
earning assets                              (1,093)         (32)        (1,125)         6,751         (6,471)           280
____________________________________________________________________________________________________________________________
                                           111,848      (63,887)        47,961         58,848        (41,103)        17,745
Interest ExpenseTransaction deposit          3,622      (17,929)       (14,307)         8,402         (2,299)         6,103
Passbook deposits                            5,350        1,019          6,369          3,010        (15,157)       (12,147)
Certificates                                46,211      (40,771)         5,440         13,079        (28,786)       (15,707)
FHLB advances                                7,589       (8,595)        (1,006)           613         (6,163)        (5,550)
Borrowings                                   1,601        4,307          5,908          2,267         (4,666)        (2,399)
____________________________________________________________________________________________________________________________
                                            64,373      (61,969)         2,404         27,371        (57,071)       (29,700)
Increase (Decrease)
in Net Interest Income                    $ 47,475     $ (1,918)       $45,557        $31,477        $15,968        $47,445

[FN]
The Rate/Volume Analysis presents the dollar amount of changes in interest income and interest expense for interest earning assets and interest bearing liabilities. The table distinguishes between the changes related to average outstanding balances (changes in volume holding the average interest rate constant) and changes related to average interest rates (changes in average interest rates holding the initial balance constant). Changes in rate/volume (changes in rate times the changes in volume) are allocated ratably between the rate and volume variances.

As depicted in Table 3-Consolidated Average Balance Sheet and Related Yields and Rates, the net interest margin, which represents net interest income as a percentage of average interest earning assets, increased to 3.21 percent for the year ended December 31, 1993, compared with 3.13 percent during 1992. In addition to the interest rate environment described earlier, growth in equity provided funds for interest earning assets with no direct cost of funds reflected in the net interest margin. The average cost of interest bearing liabilities declined 116 basis points from 1992 to 1993 due to the general decline in rates during late 1992 and the first half of 1993, while yields on interest earning assets declined only 107 basis points.

The net interest margin for 1992 improved to 3.13 percent from 2.44 percent for 1991. As in 1993, rates paid on interest bearing liabilities declined faster than yields earned on interest earning assets. A primary factor limiting the decline in yields earned, compared with 1991, was the reinvestment of the proceeds from the repayment of the FSLIC notes and the settlement of the covered asset assistance agreements received during 1991 in loans and mortgage-backed securities with yields higher than those earned on the notes and covered assets.

Table 3: Consolidated Average Balance Sheet and Related Yields and Rates

                                                       1993                                 1992                                1991
                                                     Yields                               Yields                              Yields
                                                        and                                  and                                 and
(Dollars in thousands)          Balance     Interest  Rates           Balance    Interest  Rates          Balance    Interest  Rates
Assets
Loans                       $ 4,014,215   $  331,921  8.27%       $ 2,801,697  $  268,210  9.57%       $ 2,113,733 $  216,985 10.27%
Mortgage-backed
securities                    1,837,109      122,649  6.68          1,720,034     137,274  7.98          1,589,460    145,124  9.13
FSLIC notes and
covered assets                        _            _     _                  _           _     _            365,569     25,910  7.09
Investment securities and other interest
earning assets                  328,935       18,156  5.52            348,743      19,281  5.53            243,919     19,001  7.79
Total Interest
Earning  Assets               6,180,259      472,726  7.65          4,870,474     424,765  8.72          4,312,681    407,020  9.44

Cash and due from banks          66,385                                47,876                               39,035
Other assets                    385,118                               339,686                              259,312
Total Assets                 $6,631,762                            $5,258,036                           $4,611,028
Liabilities &
Shareholders' Equity
Transaction deposits         $  760,940       10,534  1.38%        $  651,398      24,841  3.81%        $  436,124     18,738  4.30%
Passbook deposits               745,805       19,025  2.55            533,682      12,656  2.37            469,697     24,803  5.28
Certificates                  3,782,981      202,260  5.35          2,993,810     196,820  6.57          2,812,917    212,527  7.56
FHLB advances                   614,871       31,522  5.13            485,444      32,528  6.70            477,634     38,078  7.97
Other borrowings                142,076       11,271  7.93            113,467       5,363  4.73             89,070      7,762  8.71
Total Interest
Bearing Liabilities           6,046,673      274,612  4.54          4,777,801     272,208  5.70          4,285,442    301,908  7.04
Other liabilities               119,587                                83,682                               73,419
Shareholders' equity            465,502                               396,553                              252,167
Total Liabilities &
Shareholders' Equity         $6,631,762                            $5,258,036                           $4,611,028
Net Interest Income                         $198,114                             $152,557                            $105,112
Gross Interest Margin                                 3.11%                                3.02%                               2.40%
Net Interest Margin                                   3.21%                                3.13%                               2.44%

[FN]
Delinquent loans on which interest is not being accrued are included in the average balance of loans.

Asset and Liability Management

The Company is subject to interest rate risk to the extent that its interest earning assets reprice or mature differently than its interest bearing liabilities. The Company manages interest rate risk through production of interest earning assets with repricing or maturity characteristics similar to its retail deposit funding source, as well as concentrating on the gathering of retail deposits which match the repricing and maturity characteristics of the assets produced. This strategy emphasizes the production of fifteen year fixed rate, five and seven year balloon and adjustable rate mortgage loans and consumer loans. The Company augments its interest rate risk management strategy by purchasing assets or borrowing funds with comparable maturity and repricing characteristics to its loans or deposits. Finally, when considered necessary and cost effective, the Company uses hedging instruments, such as interest rate caps and swaps, to reduce its exposure to interest rate risk.

A primary industry gauge of exposure to interest rate risk is the one year interest rate sensitivity "gap" (the difference between interest earning assets and interest bearing liabilities maturing or repricing within one year). See Table 4-Interest Rate Sensitivity Gap. The Company mitigates its exposure to interest rate risk by striving to maintain a neutral "gap" between the maturities of its interest earning assets and interest bearing liabilities. This strategy results in a stable net interest margin in periods of either rising or falling interest rates.

Table 4: Interest Rate Sensitivity Gap

                                                                             Maturing or Repricing in
                                                      1 Year   Over 1 to       Over 3 to       Over 5
At December 31, 1993  (Dollars in thousands)         or Less     3 Years         5 Years        Years       Total
Interest Earning Assets
Mortgage-backed securities                        $1,042,071  $   307,043    $   135,978   $   76,218  $1,561,310
Loans:
Real estate
Fixed rate                                           465,066      571,044        381,818      716,723   2,134,651
Adjustable rate                                    1,027,431      124,832              _            _   1,152,263
Consumer and other                                   569,977      693,491         66,216       72,362   1,402,046
Investment securities and other                      233,057       56,239         39,118        8,845     337,259
                                                   3,337,602    1,752,649        623,130      874,148   6,587,529
Interest Bearing Liabilities
Transaction and passbook deposits                    716,437      187,148        187,524      469,558   1,560,667
Certificates                                       2,295,798    1,077,988        180,701      239,481   3,793,968
Borrowings                                           188,568      329,542        380,000      156,850   1,054,960
                                                   3,200,803    1,594,678        748,225      865,889   6,409,595
Impact of liability hedging                           (2,500)       2,500              _            _           _
                                                   3,198,303    1,597,178        748,225      865,889   6,409,595
Net Gap                                           $  139,299   $  155,471      $(125,095)  $    8,259  $  177,934
Cumulative Gap                                    $  139,299   $  294,770      $ 169,675   $  177,934
Cumulative ratio of interest earning assets
to interest bearing liabilities                       104.36%      106.15%        103.06%      102.78%
Cumulative ratio of gap to total interest
earning assets                                          2.11%        4.47%          2.58%        2.70%

[FN]
Major balance sheet categories are based on estimated prepayment rates ranging from 4 percent to 50 percent for mortgage loans and mortgage-backed securities depending on maturity and yield. Assets available-for-sale are included in the 1 year or less category if there is a firm sale commitment outstanding. Assets available-for-sale without a firm commitment are based on their contractual maturity considering amortization and prepayments. Passbook savings and checking account balances assume a 10 percent annual decay rate and money market demand accounts are included in the 1 year or less category. Loan balances are shown gross of the allowance for loan losses and include nonaccrual loans.

Provision for Loan Losses

A total of $7.9 million was charged to the provision for loan losses during 1993, compared with $8.3 million in 1992 and $8.0 million in 1991. The Company's exposure to credit risk relates principally to its consumer and residential mortgage loan portfolios which historically are low risk loans. The adequacy of the allowance for loan losses is presented in Table 10-Allowance for Loan Loss Activity, and the related discussion on page 29 provides additional information on the adequacy of the allowance for loan losses.

Noninterest Income

Noninterest income is a significant and recurring source of revenue for the Company and represents a significant component of the Company's results of operations. Edina Realty contributes the largest recurring component of noninterest income through realty commissions generated by the sale of residential real estate. Other significant recurring components of noninterest income include mortgage loan servicing fees, service charges on deposit accounts, title closing fees generated by Equity Title, and financial services income generated by Metropolitan Financial Services.

Edina Realty's realty commissions totaled $35.4 million in 1993, compared with $32.1 million in 1992 and $26.2 million in 1991. The 10 percent and 27 percent increases in realty commissions in 1993 and 1992, respectively, are due to acquisitions and record single-family real estate sales volume in the Twin Cities. Edina Realty is one of the largest residential real estate brokerage companies in the Twin Cities, participating in more than 40 percent of all residential real estate transactions.

Mortgage loan servicing fee income of $3.8 million in 1993 compares with $5.1 million and $10.7 million in 1992 and 1991, respectively. Mortgage loan servicing fee income in 1993 and 1992 reflects accelerated amortization of servicing assets resulting from the lower interest rate environment and significant mortgage refinance activity throughout 1992 and 1993. Loans serviced for others totaled $3.3 billion at December 31, 1993 compared with $3.5 billion at December 31, 1992. The Company expects amortization of servicing assets to decrease in future years as a result of the significant write-downs in servicing assets recorded in 1992 and 1993.

Title closing fees increased to $13.7 million for the year ended December 31, 1993, compared with $11.5 million and $8.0 million in 1992 and 1991, respectively. The 1993 increase is due to the strong real estate market and the high levels of loan refinancings. Increased mortgage lending activity influenced by loan refinancing and record real estate sales activity in the Twin Cities resulted in the 1992 increase.

Historically, the Company has experienced significant gains on the sales of assets, primarily mortgage-backed securities and mortgage loans. During 1993, gains on sales of mortgage-backed securities and mortgage loans totaled $16.3 million. These sales are associated with ongoing mortgage banking activities which result in the sale of agency conforming 30-year fixed rate FHA/VA mortgage loans as well as FHA adjustable rate mortgages and other long-term loan products not meeting management's portfolio requirements with respect to interest rate risk. Ongoing mortgage banking activities accounted for gains on sales of $9.3 million and $225,000 in 1992 and 1991, respectively.

Other gains on sales of mortgage-backed and other securities totaled $44.4 million and $33.4 million in 1992 and 1991, respectively. These gains in 1992 represent the disposition of $919 million of 30-year fixed rate mortgage-backed securities in conjunction with the Company's decision to discontinue retaining such assets in its portfolio. This decision is discussed in greater detail in Investments and Mortgage-backed Securities on page 29. Sales of mortgage-backed securities during 1991 were completed as part of management's strategy to respond to interest rate and prepayment risk resulting from declining interest rates, by disposing of higher yield mortgage-backed securities.

In conjunction with its mortgage banking activities, the Company generally hedges its risk of loss, resulting from increasing interest rates on its actual and anticipated production of 30-year fixed agency conforming mortgage loans, by entering into forward sales commitments.

Service charges on deposit accounts totaled $11.5 million in 1993, compared with $6.9 million and $5.4 million in 1992 and 1991, respectively. The increase in 1993 from 1992 is a result of acquisitions and the strategic evaluation of fees and implementation of a new fee structure for deposit accounts. The increase in 1992 from 1991 was a result of acquisitions.

Financial services income increased to $4.6 million in 1993, compared with $852,000 and $67,000 in 1992 and 1991, respectively. Financial services income represents commissions associated with the sales of fixed and variable annuities, mutual funds and other uninsured financial products by Metropolitan Financial Services. The significant increase is a result of the Company's strategic initiative to deepen relationships customers in order to serve a broader range of their financial needs.

Noninterest Expense

Noninterest expense increased to $193.6 million for the year ended December 31, 1993, compared with $148.6 million in 1992 and $124.7 million in 1991. The increases in noninterest expense resulted mainly from acquisitions. These levels of noninterest expense reflect efficiency ratios (noninterest expense excluding goodwill amortization, real estate expense and nonrecurring expense as a percent of net interest income before the provision for loan losses, plus noninterest income) for the Company of 62 percent, 63 percent and 70 percent in 1993, 1992 and 1991, respectively.

Noninterest expense for 1993 includes a $3.5 million charge related to a strategic restructuring announced in the first quarter. The strategic restructuring included the consolidation or closing of certain retail branch offices and other cost control initiatives. Management believes the restructuring actions were successful in reducing ongoing compensation, occupancy and other general and administrative costs.

Compensation and related items, the largest component of noninterest expense, totaled $77.9 million for the year ended December 31, 1993. This compares with $60.3 million and $48.0 million for the years ended December 31, 1992 and 1991, respectively. The increases in 1993 and 1992 are primarily the result of acquisitions which increased the total number of retail branch offices to 196 at year-end 1993 from 125 at the end of 1991.

Occupancy expense, representing the second largest component of noninterest expense, totaled $24.5 million for the year ended December 31, 1993, compared with $16.7 million for 1992 and $15.2 million for 1991. The previously noted acquisitions in late 1992 and 1993 added 71 offices to the bank office network resulting in the current year increase. The increase in 1992 from 1991 was also due to an increase in bank offices.

Because compensation and related items and occupancy costs represent over one-half of the Company's noninterest expense, these areas are the primary focus of the Company's efforts to improve its efficiency ratio. Improvements in these areas have occurred as a result of restructuring activities including consolidation of the bank office network and centralization of certain functions, especially in connection with acquisitions. These improvements have been reflected in the efficiency ratios of the Bank, which were 55 percent, 56 percent and 64 percent for 1993, 1992 and 1991, after adjustment for nonrecurring gains and charges.

Data processing expense totaled $10.5 million for the year ended December 31, 1993, compared with $7.5 million for 1992 and $6.6 million for 1991. The increases in 1993 and 1992 reflect increased costs associated with the Company's growth and improvements in technology. Although acquisitions, including transition costs, represent the majority of the increases, 1993 costs reflect the development of branch performance, product profitability and loan collection systems. In addition, new mortgage loan origination and real estate title closing systems were introduced in 1992.

Advertising expense decreased to $11.9 million in 1993, compared with $13.8 million in 1992 and $9.5 million in 1991. Product marketing expenses increased in both 1993 and 1992 as a result of acquisitions. However, 1992 expense includes additional costs associated with a name awareness campaign for the Bank and an image and awareness advertising campaign for Edina Realty.

Deposit insurance premiums totaled $11.1 million in 1993, compared with $9.3 million in 1992 and $8.0 million in 1991. The increase is due entirely to deposit growth associated with acquisitions, as the rate paid for insurance premiums has remained constant. As a "well capitalized" institution, as defined by the FDIC, the Company does not anticipate deposit insurance premiums to increase as a percentage of insured deposits in the foreseeable future.

Real estate owned expense totaled $6.7 million in 1993, compared with $3.9 million in 1992 and $6.7 million in 1991. The increase in 1993 reflects additional expense associated with real estate acquired in conjunction with acquisitions in late 1992 and throughout 1993. The decrease in 1992 resulted primarily from improved results of operations of certain income-producing properties, as well as a reduction in charge-offs reflecting overall improvement.

The increase in other general and administrative costs from $33.0 million in 1992 to $47.1 million in 1993 reflects the impact of acquisitions, as well as a $3.5 million charge in the first quarter of 1993 related to the restructuring discussed earlier.

Income Taxes

The current year provision for federal and state income taxes was $21.3 million compared with $42.5 million in 1992 and $4.4 million in 1991. The reduction in federal and state income tax is due to lower taxable income, a $10.9 million reduction in the valuation allowance and a $1.9 million adjustment to the deferred tax asset. The reduction in the valuation allowance resulted from the favorable resolution of certain tax issues for which the Company had previously provided a valuation allowance. The adjustment to the deferred tax asset resulted from an increase in the federal tax rate from 34 percent to 35 percent and other adjustments.

As previously mentioned, during 1992 the Company adopted SFAS No. 109, "Accounting for Income Taxes." In accordance with this Statement, the Company recognized deferred tax assets reflecting the benefit expected to be realized from the utilization of $182.4 million of net operating loss carryforwards ("NOLs") and $35.8 million of net deductible temporary differences.

The Company had taxable income and pre-tax book income for the periods presented as follows:

(In thousands)             1993            1992         1991
Taxable income          $68,490        $ 76,543      $15,471
Pre-tax book income      86,459         110,062       61,866

The primary difference between taxable income and pre-tax book income in 1993 and 1992 relates to the reversal of net deductible temporary differences. The primary difference between taxable income and pre-tax book income in 1991 relates to the federally assisted acquisitions of seven insolvent thrift institutions in 1988 and the related tax exempt assistance received in the form of interest on FSLIC notes and covered assets and other assistance payments.
The tax exempt assistance was also the primary cause of the NOLs. As shown above, the Company generated net taxable income in 1993, 1992 and 1991 resulting in the utilization of NOLs. Except for the effects of the reversal of net deductible temporary differences, the Company is not currently aware of any factors which would cause any significant differences between taxable income and pre-tax book income in future years. However, there can be no assurances that there will be no significant differences in the future between taxable income and pre-tax book income if circumstances change (such as, for example, changes in tax laws or the Company's financial condition or performance).

In order to fully realize the $53.1 million net deferred tax asset at December 31, 1993, the Company will need to generate future taxable income of approximately $133 million prior to expiration of the NOLs which begin to expire in 2002. Based on the Company's historical and current pre-tax earnings, management believes it is more likely than not that the Company will realize the benefit of the NOLs before they expire. Further, management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable income. There can be no assurance, however, that the Company will generate any earnings or any specific level of continuing earnings.

Financial Condition

Loan Portfolio

The Company's loan portfolio totaled $4.6 billion at December 31, 1993, an increase of $1.3 billion from December 31, 1992. The increase is due to new production of residential mortgage and consumer loans, as well as the addition of loans through acquisition.

Although consumer loan originations were strong in 1993, origination of first mortgage loans for the purchase or construction of one to four family residential property continues to be the main emphasis of the Company. Of the $2.7 billion of loans originated in 1993, $1.6 billion, or 61 percent, were residential real estate mortgage loans, compared with $1.3 billion, or 68 percent, in 1992. The reduction in mortgage loan origination as a percentage of total loan originations results from increased efforts to originate secured consumer loans. The increases in mortgage loan originations in 1993 and 1992 were a result of acquisitions and the low interest rate environment which resulted in higher levels of refinancings. While the level of refinancings may subside, the Company believes that acquisitions and the introduction of new mortgage loan products will provide future increases in mortgage loan originations.

The Company's current policy is to sell agency conforming FHA/VA 30-year fixed rate and adjustable rate mortgage loans, thus significantly reducing interest rate risk. Approximately 36 percent of the single family loan production meets the Company's criteria to be classified as held-for-sale. The Company generally maintains the servicing rights on mortgage loans sold to preserve the customer relationship, create opportunities to cross sell other banking services and generate fee income.

The Company continues to promote the origination of secured consumer loans, including personal property, savings account, property improvement, home equity and education loans. Originations in 1993 totaled $1.0 billion, compared with $608 million in 1992 and $312 million in 1991. The increase in consumer loan originations is due primarily to the Company's expansion of indirect consumer lending activities and lower interest rates. Indirect consumer loans originated through selected automobile dealers located within the Bank's current and immediately adjacent market area represent 76 percent of total consumer loan originations. Remaining originations are generated through the Bank's branch office network. Home equity loans and loans made pursuant to lines of credit are usually secured by a second mortgage on the borrower's principal residence. Other consumer loans are generally secured by personal property, such as automobiles. During 1993, the Company's commercial real estate portfolio increased $195 million; this increase as well as the increase from 1991 to 1992 resulted from acquisitions.

Table 5: Loan Portfolio

                                                                                                    December 31
(In thousands)                                    1993          1992          1991          1990           1989
Real Estate:
Residential (One to four family)           $ 2,700,214   $ 2,068,300   $ 1,577,435   $ 1,178,365   $    859,965
Commercial                                     513,870       318,814       252,514       276,289        301,092
Construction                                    12,185         9,623        17,006        16,641         41,061
Commercial                                       6,402         9,457        10,385        14,422         19,421
Manufactured home                               41,797        53,164        49,272        54,758         59,551
Consumer and other                           1,353,847       843,605       455,653       353,094        246,441
                                             4,628,315     3,302,963     2,362,265     1,893,569      1,527,531
Less:
Allowance for losses                            42,905        35,832        26,272        30,386         27,176
                                           $ 4,585,410   $ 3,267,131   $ 2,335,993   $ 1,863,183    $ 1,500,355

Table 6: Loan Originations

                                                                                                        December 31
(In thousands)                                         1993          1992          1991          1990          1989
Real Estate Loans:
Construction                                    $     9,712   $     2,050   $     3,962   $    11,518   $     26,682
Loans on existing property                        1,628,570     1,309,258       970,047       994,790        789,033
                                                  1,638,282     1,311,308       974,009     1,006,308        815,715
Commercial loans                                         96         1,342         2,045         8,196         16,404
Consumer and other loans:
Direct                                              216,708       160,383        91,344        77,808         66,767
Indirect                                            832,464       448,012       220,553       165,530        127,924
Total Loans Originated                          $ 2,687,550   $ 1,921,045   $ 1,287,951   $ 1,257,842   $  1,026,810
Real Estate Loans Purchased                     $   172,494   $   121,497   $   155,482   $    36,630   $          _
Real Estate Loans Sold (including securitized)  $   743,797   $ 1,189,807   $   464,673   $   635,896   $    673,175

Nonperforming Assets and Allowance for Loan Losses

Nonperforming assets are nonaccruing loans and real estate owned. Real estate owned consists of real estate acquired through foreclosure (foreclosed real estate for which a redemption period still remains) and in-substance foreclosures (real estate loans in which the borrower has little or no equity, repayment can be expected to come only from sale or operation of the real estate and the borrower has formally or effectively abandoned control). The Company places loans on a nonaccrual status when the loans are contractually delinquent more than 90 days or when the facts and circumstances, regardless of the delinquency status, support the likelihood that interest accrued may not be recovered (e.g., bankruptcy).

Table 7: Nonperforming Assets

                                                                                                      December 31
(Dollars in thousands)                               1993          1992          1991          1990          1989
Nonperforming:
Loans                                          $   61,290    $   46,503    $   44,684    $   30,903    $   10,962
Real estate                                        54,134        51,916        63,399        41,074        23,878
Nonperforming Assets                           $  115,424    $   98,419    $  108,083    $   71,977    $   34,840
Nonperforming loans to total loans                   1.34%         1.42%         1.91%         1.60%         0.66%
Nonperforming assets to total assets                 1.65          1.60          2.32          1.58          0.91
Net Interest Lost on Nonperforming Loans       $    5,713    $    4,480    $    4,006    $    1,907    $    1,694

Table 8: Composition of Nonperforming Assets

                                                                         December 31
(In thousands)                                      1993          1992          1991
Nonperforming Loans:
Single family                                  $  15,150     $  16,326     $  12,507
Commercial real estate                            42,330        26,556        29,179
Non real estate                                    3,810         3,621         2,998
                                                  61,290        46,503        44,684
Real Estate Owned:
Single family                                      6,857         7,779        12,875
Commercial real estate                            47,277        44,137        50,524
                                                  54,134        51,916        63,399

                                               $ 115,424     $  98,419     $ 108,083

Nonperforming assets totaled $115.4 million at December 31, 1993, compared with $98.4 million at December 31, 1992. The increase is due entirely to the impact of acquisitions during 1993 which added $47.6 million of nonperforming assets. Excluding nonperforming assets added through 1993 acquisitions, the nonperforming asset total at December 31, 1993 would have been $73.9 million, a decrease of 25 percent for the year. Based on the Company's successful history in resolving nonperforming assets, management is condent acquired nonperforming assets can be resolved in an efficient manner without significant loss to the Company. During the last three years, the Company aggressively challenged the ultimate collectability of its remaining nonperforming commercial real estate and commercial business loans. Accordingly, the Company recorded charge-offs of such assets of $2.7 million, $4.4 million and $3.6 million in 1993, 1992 and 1991, respectively.

The Company periodically prepares estimates of fair value and, where appropriate, obtains independent appraisals of all real estate owned. Provisions for loss are recorded where the estimated fair value is less than the net book value. As shown in Table 9 below, 90-day delinquent loans have decreased as a percentage of total loans each of the last two years. Delinquent loans as a percent of total loans were 1.27 percent and 0.25 percent of mortgage and other loans at December 31, 1993, respectively.

Table 9: Delinquent Loans

                                         Mortgage Loans         Other Loans
(Dollars in thousands)                   Amount Percent     Amount  Percent
As of December 31:
1993                                    $40,950  1.27%      $3,485   0.25%
1992                                     34,456  1.44        3,570   0.39
1991                                     39,714  2.15        3,157   0.61

The Company maintains a policy of managing asset quality and controlling credit risk through systematic review and classification of assets and prompt follow-up on problem loans and real estate. Allowances are established for losses inherent in the loan portfolio. Charge-offs are recorded when amounts are deemed uncollectible. As disclosed in Note G to the consolidated financial statements, net charge-offs of loans were $12.3 million in 1993 compared with $10.6 million in 1992.

Although charge-offs related to commercial real estate and business loans decreased 39 percent to $2.7 million in 1993, charge-offs associated with consumer loans increased 33 percent to $8.5 million for 1993.
This coincides with a 76 percent increase in the average consumer loan portfolio from 1992 to 1993.

The allowance for loan losses increased $7.1 million or 20 percent during 1993 to $42.9 million at year end. Allowances of approximately $11.5 million were added through 1993 acquisitions. The provision for loan losses was $7.9 million during the year. Before acquisitions, nonperforming loans decreased $9.0 million or 19 percent, because of improving credit quality in the non-acquired loan portfolio. The reduction in charge-offs associated with commercial real estate and business loans reflects the Company's emphasis of single-family mortgage and secured consumer loans since 1989. The increase in consumer loan charge-offs is a result of increases in the consumer loan portfolio. The year-end allowance for loan losses as a percentage of nonperforming assets of 37 percent compares favorably to the same ratio one year ago. Management believes the allowance for loan losses is adequate to provide for the credit risk in the loan portfolio at December 31, 1993.

Table 10: Allowance for Loan Loss Activity

                                                                                               Year Ended December 31
(Dollars in thousands)                                  1993           1992          1991          1990          1989
Balance at Beginning of Year:                        $35,832       $ 26,272      $ 30,386      $ 27,176      $ 34,712
Acquisitions                                          11,508         11,845            93           144             _
Provision for loan losses                              7,859          8,316         8,000         4,316         3,438
Transfer of allowance (to) from real estate
and other assets                                           _              _        (4,543)        1,539        (7,151)
Charge-offs (net of recoveries):
Mortgage loans                                        (3,715)        (4,198)       (3,922)         (568)       (2,996)
Other loans                                           (8,579)        (6,403)       (3,742)       (2,221)         (827)
Net Charge-offs                                      (12,294)       (10,601)       (7,664)       (2,789)       (3,823)
Balance at End of Year:
Mortgage loans                                        30,810         29,085        21,591        25,309        22,809
Other loans                                           12,095          6,747         4,681         5,077         4,367
Total Allowance                                      $42,905       $ 35,832      $ 26,272      $ 30,386      $ 27,176
Allowance as a Percentage of:
Mortgage loans                                          0.95%          1.21%         1.17%         1.72%         1.90%
Other loans                                             0.86           0.75          0.91          1.20          1.34
Nonperforming loans                                    70.00          77.05         58.80         98.33        247.91
Nonperforming assets                                   37.17          36.41         24.31         42.22         78.00
Ratio of Net Charge-offs During the Period
to Average Loans Outstanding                            0.31%          0.38%         0.36%         0.16%         0.22%

Investments and Mortgage-backed Securities

Federal thrift institutions have authority to invest in various types of liquid assets, including short term U.S. Treasury obligations and securities of various federal agencies, certificates of deposit of insured institutions, bankers' acceptances and federal funds. Federal thrift institutions may also invest a portion of their assets in other specified investments, which are subject to regulatory limitations with respect to rating, marketability and average portfolio maturity. These include commercial paper and corporate debt securities. The Company's current portfolio has no investments rated lower than AA. The Company's policy allows the purchase of investment grade, BBB rated or higher, debt securities.

Table 11: Investment Portfolio

                                                      Over 1 Year             Over 5 Years
                              1 Year or Less      Through 5 Years         Through 10 Years      Over 10 Years                Total
                           Market   Weighted     Market  Weighted         Market  Weighted   Market  Weighted    Market   Weighted
(Dollars in thousands)      Value      Yield      Value     Yield          Value     Yield    Value     Yield     Value      Yield
U.S. Treasury                    _         _    $13,012      4.82%             _         _        _         _ $  13,012       4.82%
U.S. government agencies   $39,448      4.53%    81,833      6.97              _         _        _         _   121,281       6.18
Commercial paper            39,793      3.27          _         _              _         _        _         _    39,793       3.27
Corporate debt securities   10,044      8.95          _         -              _         _        _         _    10,044       8.95
Other                        1,689      3.17        512      7.04          $ 153      4.80%  $8,692      4.75%   11,046       4.62
                           $90,974      4.44%   $95,357      6.68%         $ 153      4.80%  $8,692      4.75%$ 195,176       5.54%

[FN]
Amounts are stated at market value and do not include accrued interest.

Table 12: Book Value of Investments

                                                 December 31
(In thousands)                              1992        1991
U.S. Treasury                          $  10,654   $  18,989
U.S. government agencies                 236,392      60,609
Commercial paper                         146,745           _
Corporate debt securities                 10,000      16,000
Other                                     15,338       5,095
                                       $ 419,129   $ 100,693

The Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" as of December 31, 1993. The Statement requires that debt and equity securities be classified as trading, available-for-sale or held-to-maturity. The only securities the Company classifies as trading are securities formed as a part of mortgage banking activities of the Company. There were no such mortgage-backed securities in the Company's portfolio at December 31, 1993. Currently, the Company securitizes its 30 year fixed-rate and adjustable-rate mortgage loans originated under the Federal Housing Administration (FHA) and Veterans Administration (VA) programs. Securities classified as available-for-sale include all securities which qualify for regulatory liquidity as well as fixed-rate collateralized mortgage obligations, mortgage derivative products and other mortgage-back securities for which sales might be considered in response to changes in interest rates, prepayment expectations, the need to improve capital ratios, and similar factors. The Company considers all of the investment portfolio and a portion of the mortgage-backed security portfolio available-for-sale. Assets available-for-sale at December 31, 1993 total $874 million, which reflects market value. The ending balance of shareholders' equity was increased by $4.2 million to reflect the net unrealized gain on securities classified as available-for-sale which are carried at market value. The balance of the securities portfolio for which the Company has the positive intent and ability to hold to maturity are classified as such.

Investment securities decreased to $195 million at December 31, 1993, compared with $419 million at December 31, 1992. All investment securities qualify for regulatory liquidity and are therefore considered "available-for-sale" as of year end. The Company is required to maintain a minimum liquidity ratio (liquid assets as a percentage of net withdrawable accounts and short-term borrowings) of 5 percent. Cash as well as certain shorter duration mortgage-backed securities also qualify for regulatory liquidity. See Liquidity discussion on page 31. Mortgage-backed securities, including those available-for-sale, remained unchanged at $1.6 billion at year end
1993. Approximately $618 million of this total are considered available-for-sale and are carried at market value. At December 31, 1993 market value of the Company's mortgage-backed securities portfolio held-to-maturity exceeded the book value by $12 million. Mortgage-backed securities classified as held-to-maturity total $943 million at December 31, 1993.

Sales of investments and mortgage-backed securities totaled approximately $919 million in 1992, and accounted for gains of approximately $44.4 million. Sales in 1991, representing a repositioning of the investment and mortgage-backed securities portfolio, totaled approximately $800 million and accounted for net gains of $33.6 million.

In 1991 and prior years the Company periodically sold mortgage-backed and other securities as a means of reducing loan prepayment risk in a falling interest rate environment and responding to increases in regulatory capital requirements.

Sources of Funds

Deposits remain the Company's primary source of funds to support lending and other general business purposes. The Company also derives funds from repayments of loans and mortgage-backed securities, advances from the Federal Home Loan Bank ("FHLB") of Des Moines and other borrowings. The FHLB of Des Moines functions as a central reserve bank providing credit for member institutions. The Company is required to own capital stock in the FHLB of Des Moines and is authorized to apply for advances on the security of such stock and certain of its home mortgage and other assets. Other available sources of funds to the Company include reverse repurchase agreements with primary security dealers and other outside borrowings.

Deposits

Deposits totaled $5.4 billion at December 31, 1993, compared with $5.2 billion at December 31, 1992. The increase of $150 million, or 3 percent, relates primarily to acquisitions during 1993 offset by general deposit outflow as a result of depositors reinvesting their funds in mutual funds and other non FDIC-insured instruments. The Company expects some deposit outflow to continue in the future as a result of disintermediation.

Borrowings

FHLB advances increased to $921.8 million at December 31, 1993 from $252.6 million at the end of 1992. The Company utilized FHLB advances to fund current loan production and offset general deposit outflow. The FHLB advances have terms which extend to 2000 and as such will provide low cost funds for years to come. A portion of the proceeds from the sale of $919 million of mortgage-backed securities in 1992 were used to repay approximately $525 million of FHLB advances and a related prepayment penalty of $10.4 million. The Company issued $86.3 million in subordinated debt securities with a 8.25 percent during 1992. The proceeds of the borrowings were used to strengthen the capital position of the Bank and position it for further acquisition opportunities.

Liquidity

In addition to maintaining compliance with liquidity levels mandated by the Office of Thrift Supervision ("OTS"), the Company manages its liquidity to maximize net interest margin and provide readily available funds to support its lending activities. Net interest income and loan sales and repayments are the primary source of funds from operating activities. The Company regularly invests available funds in loans and mortgage-backed and other securities. Because of the relatively stable nature of the Company's deposit base and its use of shorter term borrowings, financing activities provide a consistent source of funds.

The Company's primary need for available funds in future periods, other than continuation of its lending activities, will be determined by the size and nature of its acquisition activities. While the Company frequently uses its common shares to complete acquisitions, it may use cash to supplement the exchange of equity or to complete certain transactions. The Company does not expect its acquisition strategies to have a significant effect on its liquidity levels. The Company's regulatory liquidity ratio was 6.68 percent as of December 31, 1993.

Table 13: Borrowings and Rates

                                           December 31, 1993              December 31, 1992            December 31, 1991
(Dollars in thousands)                       Balance    Rate             Balance       Rate           Balance       Rate
Federal Home Loan Bank advances          $   921,801   5.15%            $252,643      5.22%          $462,323      7.47%
Medium term notes                                  _      _               18,998      8.70             48,966      9.06
Collateralized mortgage obligations           39,931   7.37               54,909      8.98                  _         _
Subordinated debt                             86,250   8.25               86,250      8.25                  _         _
Notes payable to banks and others              6,978   4.46                6,186      4.79              6,285      5.06
                                          $1,054,960   5.48%            $418,986      6.49%          $517,574      7.59%

Capital Adequacy

Shareholders' equity totaled $504.4 million at December 31, 1993, representing
7.2 percent of total assets, compared to $426.6 million at December 31, 1992, or
6.9 percent of total assets. The increase is due principally to current year income. Common shareholders' equity totaled $492.2 million at December 31, 1993 or $15.79 per share compared with $414.4 million or $14.15 per share at December 31, 1992.

The following are the three regulatory capital requirements for thrift institutions.

Tangible Capital Requirement. Generally this requirement measures capital adequacy after consideration of the effect of intangibles, purchased servicing assets and other factors on the financial statements. Tangible capital must meet or exceed 1.50 percent of tangible assets, as defined in the regulations.

Core Capital Requirement. This measure permits thrifts to include in tangible capital supervisory goodwill (goodwill related to certain acquisitions prior to 1989) on a declining basis through 1994 and core deposit intangibles. The core capital of a thrift must meet or exceed 3 percent of assets.

Risk-based Capital Requirement. The risk-based capital ratio measures capital adequacy taking into account the level of risk of an institution's assets. The OTS has also issued a rule which would add, under certain circumstances, an interest rate risk component which increases the risk-based capital requirement. The Bank is currently not subject to any additional risk-based capital requirements related to interest rate risk. As of December 31, 1993, a thrift's risk-based capital must meet or exceed 8 percent of risk adjusted assets.

Table 14: Capital Ratios

                             Metropolitan
                        Federal Bank, fsb
                         and Subsidiaries
                          Capital Measure
                             Consolidated            Requirement
Tangible capital                    7.00%                  1.50%
Core capital                        7.44%                  3.00%
Risk-based capital                 13.52%                  8.00%

In September 1992, The Federal Deposit Insurance Company ("FDIC") issued standards by which thrifts are rated in determining their deposit insurance assessments. The Company qualifies as a "well capitalized" institution as defined by the FDIC, which places it in the lowest premium range established by the FDIC.

The OTS has issued a proposed rule establishing a minimum core capital ratio of 3 percent for savings associations rated composite 1 under the OTS MACRO rating system. For all other savings associations, the minimum core capital ratio will be 3 percent plus an additional 100 to 200 basis points. In determining the amount of additional core capital, the OTS will assess both the quality of risk management systems and the level of overall risk in each individual savings association through supervisory process on a case-by-case basis.

The OTS amendment to risk-based capital requirements is fully effective July 1, 1994, and will require savings institutions with more than a "normal" level of interest rate risk to maintain additional total capital. A savings institution's interest rate risk will be measured in terms of the sensitivity of its "net portfolio value" to changes in interest rates. Net portfolio is defined, generally, as the present value of expected cash inflows from existing assets and off-balance sheet contracts less the present value of expected cash outflows from existing liabilities. A savings institution will be considered to have a "normal" level of interest rate risk exposure if the decline in its net portfolio value after an immediate 200 basis points increase or decrease in market interest rates (whichever results in the greater decline) is less than 2 percent of the current estimated economic value of its assets. A savings institution with a greater than normal interest rate risk will be required to deduct from total capital, for purposes of calculating its risk-based capital requirement, an amount (the "interest rate risk component") equal to one-half the difference between the institution's measured interest rate risk and the normal level of interest rate risk, multiplied by the economic value of its total assets. The Bank does not expect the amended requirements, when adopted, to have a material impact on its regulatory capital ratios.

CONSOLIDATED STATEMENTS OF CONDITION

                                                                                                  December 31
(Dollars in thousands, except share and per share data)                                   1993           1992
Assets
Cash and due from banks                                                            $    85,084    $    95,370
Short term interest bearing deposits                                                    82,364        157,489
Assets available-for-sale, at market                                                   873,938        162,304
Investment securities (market: $423,774)                                                     _        419,129
Mortgage-backed securities (market: 1993 - $954,908; 1992 - $1,632,794)                943,193      1,612,801
Loans (net of allowance: 1993 - $42,905; 1992 - $35,832)                             4,585,410      3,267,131
Federal Home Loan Bank stock, at cost                                                   59,719         64,096
Accrued interest                                                                        36,817         36,393
Real estate (net of allowance: 1993 - $9,533; 1992 - $9,874)                            56,110         51,915
Office properties and equipment                                                         91,632         71,955
Goodwill                                                                                61,517         62,715
Deferred taxes                                                                          53,089         51,300
Other assets                                                                            77,912         93,913
Total Assets                                                                       $ 7,006,785    $ 6,146,511
LIABILITIES
Transaction and passbook deposits                                                  $ 1,560,667    $ 1,498,578
Certificates                                                                         3,793,968      3,708,447
Total deposits                                                                       5,354,635      5,207,025
Federal Home Loan Bank advances                                                        921,801        252,643
Other borrowings                                                                       133,159        166,343
Accrued interest                                                                        42,485         41,262
Other liabilities                                                                       50,322         52,594
Total Liabilities                                                                    6,502,402      5,719,867
SHAREHOLDERS' EQUITY
Preferred stock, par value $.01 per share; authorized 10,000,000 shares;
issued 1993 and 1992 - 488,750 shares                                                        5              5
Common stock, par value $.01 per share; authorized 60,000,000 shares;
issued  1993 - 31,992,275 shares, 1992 - 26,718,855 shares                                 320            267
Additional paid-in capital                                                             231,881        148,890
Retained earnings                                                                      280,813        278,424
Net unrealized gains on securities available-for-sale (net of tax)                       4,209              _
Less cost of common stock in treasury: 1993 - 813,522 shares;
 1992 - 85,789 shares                                                                  (12,845)          (942)
Total Shareholders' Equity                                                             504,383        426,644
Total Liabilities and Shareholders' Equity                                          $7,006,785     $6,146,511

[FN]
See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

                                                                                              Year Ended December 31
(Dollars in thousands, except per share data)                                1993                1992           1991
INTEREST INCOME
Loans                                                                    $331,921          $  268,210     $  216,985
Mortgage-backed securities                                                122,649             137,274        145,124
Investments                                                                18,156              19,281         19,001
FSLIC notes and covered assets                                                  _                   _         25,910
                                                                          472,726             424,765        407,020
INTEREST EXPENSE
Transaction and passbook deposits                                          29,559              37,497         43,541
Certificates                                                              202,260             196,820        212,527
FHLB advances                                                              31,522              32,528         38,078
Other borrowings                                                           11,271               5,363          7,762
                                                                          274,612             272,208        301,908
Net interest income                                                       198,114             152,557        105,112
Provision for loan losses                                                   7,859               8,316          8,000
Net interest income after provision for loan losses                       190,255             144,241         97,112
NONINTEREST INCOME
Gains related to mortgage banking activities                               16,271               9,264            225
Other gains on sale of mortgage-backed and other securities                     _              44,377         33,366
Mortgage loan servicing fees                                                3,826               5,107         10,705
Realty commission income                                                   35,350              32,113         26,172
Title closing fees                                                         13,706              11,494          8,001
Service charges on deposit accounts                                        11,450               6,870          5,414
Financial services income                                                   4,587                 852             67
Other income                                                                4,647               4,325          5,491
                                                                           89,837             114,402         89,441
NONINTEREST EXPENSE
Compensation and related items                                             77,871              60,250         47,963
Occupancy                                                                  24,459              16,729         15,201
Data processing                                                            10,476               7,542          6,585
Advertising                                                                11,856              13,816          9,491
Deposit insurance premium                                                  11,099               9,305          8,012
Amortization of goodwill                                                    4,083               4,000          5,352
Real estate owned                                                           6,684               3,917          6,673
Other general and administrative                                           47,105              33,022         25,410
                                                                          193,633             148,581        124,687
Income before income taxes, extraordinary item
and cumulative effect of accounting change                                 86,459             110,062         61,866
Income tax expense                                                         21,285              42,543          4,427
Income before extraordinary item and cumulative
effect of accounting change                                                65,174              67,519         57,439
Extraordinary item: Penalty for prepayment of FHLB
advances (net of tax benefit of $4,064)                                         _              (6,329)             _
Cumulative effect of accounting change                                          _              75,941              _
Net Income                                                               $ 65,174           $ 137,131      $  57,439
EARNINGS PER SHARE
Primary:
Income per share before extraordinary item and
cumulative effect of accounting change                                   $    2.01        $      2.34    $      2.42
Extraordinary item                                                               _              (0.22)             _
Cumulative effect of accounting change                                           _               2.66              _
Net Primary                                                              $    2.01        $      4.78    $      2.42
Fully Diluted:
Income per share before extraordinary item and
cumulative effect of accounting change                                   $    2.01        $      2.17    $      1.96
Extraordinary item                                                               _              (0.21)             _
Cumulative effect of accounting change                                           _               2.47              _
Net Fully Diluted                                                        $    2.01        $      4.43    $      1.96

[FN]
See notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

                                                                                                  Net
                                                                                           Unrealized
        	                                                                                    Gains on
                                                                Additional                 Securities                         Total
Dollars in thousands,    Preferred  Stock        Common   Stock    Paid-In      Retained   Available-   Treasury Stock Shareholders'
                            Shares Amount        Shares  Amount    Capital      Earnings     for-sale     Shares  Amount     Equity
Balance,
December 31, 1990        2,328,750   $23     18,127,453  $  181   $133,432      $ 95,025   $     _    (286,302)$ (2,915)   $225,746
Stock options
exercised                                     1,208,454      12      4,143                                                    4,155
Warrants exercised                                2,500      13                                                                  13
Net treasury stock sold                                     342                                         36,315      386         728
Common stock
cancelled                                       (17,540)
Dividends declared:
Preferred                                                                         (5,085)                                    (5,085)
Common _
$.19 per share                                                                    (4,233)                                    (4,233)
Net income                                                                        57,439                                     57,439
Balance,
December 31, 1991        2,328,750    23     19,320,867     193    137,930       143,146         _    (249,987)  (2,529)    278,763
Issuance of
common stock                                  1,013,367      10      6,732         7,240                                     13,982
Stock options
exercised                                       599,895       6      3,494                                                    3,500
Warrants exercised                               31,560                164                                                      164
Net treasury stock sold                                              1,430                             164,198    1,587       3,017
Redemption/Conversion
of series "A" preferred (1,840,000)  (18)     5,753,166      58       (860)                                                    (820)
Dividends declared:
Preferred                                                                         (1,405)                                    (1,405)
Common _
$.27 per share                                                                    (7,688)                                    (7,688)
Net income                                                                       137,131                                    137,131
Balance,
December 31, 1992          488,750     5     26,718,855     267    148,890       278,424         _     (85,789)    (942)    426,644
Issuance of
common stock:
Western Financial
Corporation
acquisition                                     935,772       9     16,991                                                   17,000
Other                                           619,406       7      8,759                                                    8,766
Stock options
exercised                                       700,314       7      7,046                                                    7,053
Warrants exercised                              194,628       2        921                                                      923
Stock dividends, 10%                          2,823,300      28     49,274       (49,302)                                         _
Net treasury
stock acquired                                                                                        (727,733)  (11,903)   (11,903)
Net unrealized gain                                                                          4,209                            4,209
Dividends declared:
Preferred                                                                         (1,405)                                    (1,405)
Common _
$.39 per share                                                                   (12,078)                                   (12,078)
Net income                                                                        65,174                                     65,174
December 31, 1993          488,750  $  5     31,992,275    $320   $231,881      $280,813    $4,209    (813,522) $(12,845)  $504,383

[FN]
See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

                                                                                        Year Ended December 31
(In thousands)                                                                1993             1992       1991
Net income                                                                $ 65,174       $  137,131   $ 57,439
Reconciliation to cash provided by operating activities:
Extraordinary item (net of tax)                                                  -            6,329          -
Cumulative effect of accounting change                                           _          (75,941)         _
Net amortization of loan fees, discounts and premiums                       32,751           14,606      7,639
Provision for loan losses                                                    7,859            8,316      8,000
Decrease in deferred tax asset                                              11,610           24,641          _
Depreciation and amortization                                                9,291            6,654      4,244
Amortization of goodwill                                                     4,083            4,000      5,352
Decrease in accrued interest receivable                                      4,405            6,111     11,011
(Decrease) increase in accrued interest payable                             (3,864)           6,480      2,734
Net Cash Provided by Operating Activities                                  131,309          138,327     96,419
Acquisitions of subsidiaries, net of cash received                          (6,719)         321,507          _
Increase in loans                                                       (1,475,603)      (1,106,401)  (733,150)
Purchase of:
Loans                                                                     (172,494)        (104,942)  (144,453)
Investment securities held-to-maturity                                     (39,793)        (565,148)  (112,468)
Mortgage-backed securities available-for-sale                              (86,236)         (29,183)   (75,612)
Mortgage-backed securities held-to-maturity                               (319,604)        (460,398)  (580,444)
Proceeds from the sale and maturity of:
Investment securities held-to-maturity                                     284,416          285,924    217,864
Proceeds from the sale of:
Mortgage-backed securities available-for-sale                              713,303        1,274,920    702,701
Loans held-for-sale                                                        169,271          108,734     56,655
Covered assets                                                                   _                _     19,403
Real estate                                                                 35,294           41,433     24,710
Principal repayments of mortgage-backed securities:
Available-for-sale                                                          48,741           69,379     29,915
Held-to-maturity                                                           617,612          222,523     30,197
Settlement of FSLIC assistance agreement                                         _                _     47,933
Other investing activities                                                  27,184          (31,971)   (30,471)
Net Cash (Used) Provided by Investing Activities                          (204,628)          26,377   (547,220)
Net increase (decrease) in:
Short term borrowings                                                            _           (2,394)  (224,144)
Deposits                                                                  (530,503)         (19,210)   175,666
Purchase of deposits                                                             _          231,535    254,228
Proceeds from:
Settlement of FSLIC notes receivable                                             _                _    365,778
FHLB advances                                                              770,000        1,933,000    310,700
Issuance of subordinated notes                                                   _           86,250          _
Issuance of common stock                                                     5,478              716          _
Exercise of common stock options and warrants                                7,976            3,664      4,168
Net sale (purchase) of stock                                               (11,903)           3,017        728
Repayment of:
FHLB advances                                                             (186,108)      (2,197,297)  (422,625)
Other borrowings                                                           (35,656)         (30,823)   (19,161)
Redemption of preferred stock                                                    _             (820)         _
Cash dividends                                                             (13,483)          (9,093)    (9,318)
Other financing activities                                                 (17,893)          (4,112)   (10,989)
Net Cash (Used) Provided by Financing Activities                           (12,092)          (5,567)   425,031
Net (Decrease) Increase in Cash and Cash Equivalents                       (85,411)         159,137    (25,770)
Cash and cash equivalents at beginning of year                             252,859           93,722    119,492
Ending Cash and Cash Equivalents                                        $  167,448       $  252,859  $  93,722

[FN]

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note A

Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts and results of operations of Metropolitan Financial Corporation (the "Company") and its wholly owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to prior years' financial statements to conform to the current year presentation.

Trading Account Assets

Trading account assets are mortgage-backed securities held for sale in conjunction with mortgage banking activities. These mortgage-backed securities are collateralized by 30-year fixed-rate and adjustable-rate mortgage loans and are stated at fair value. Gains and losses, both realized and unrealized, are included in net gains related to mortgage banking activities. The Company carried no trading account assets at December 31, 1993.

Securities Held-To-Maturity and Available-For-Sale

Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost.

Debt securities not classified as held-to-maturity or trading are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity.

The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income with interest and dividends. Realized gains and losses, and declines in value judged to be other-than-temporary are included in net securities gains (losses). The cost of securities sold is based on the specific identification method.

Loans Held-For-Sale

Loans held for sale are valued at the lower of cost or market. Market value is calculated on the aggregate basis, based on commitments outstanding from investors and current quoted market prices. Net unrealized losses due to declines in the market value are included in the determination of net income.

Loan Fees and Discounts

Loan origination fees and certain direct costs are deferred and amortized using the interest method over the contractual lives of the related loans, adjusted for prepayments, as a yield adjustment. Discounts and premiums on loans purchased, net of deferred fees, which are considered yield adjustments, are amortized using methods which approximate a level yield over the estimated remaining lives.

Allowance for Loan Losses

Provisions for possible losses on mortgage and other loans are charged to operations based upon management's review of the loan portfolio. The allowance is based upon an assessment of the net realizable value of collateral securing loans, loss experience and management's judgment as the risk inherent in the loan portfolio.

Loans

Loans are carried at amortized cost, net of allowance for loan losses. Interest on loans is recorded as it is earned. Allowances are established for uncollected interest on loans for which payments are more than 90 days past due.

Real Estate

Real estate represents properties acquired through foreclosure, in judgment (foreclosed real estate for which a redemption period still remains), and in-substance foreclosure (real estate loans in which the borrower has little or no equity, repayment can be expected to come only from sale or operation of the real estate and the borrower has formally or effectively abandoned control) and is carried at the lower of cost or fair value.

Intangible Assets

Goodwill, the excess of cost over fair value of net assets acquired, is amortized to expense using the straight line and interest methods over periods approximating the asset life of related long term assets, to a maximum of 25 years. Premiums paid for loan servicing rights are amortized against servicing fee income over the estimated average life, adjusted for prepayments, of the servicing portfolio acquired using the interest method. Accumulated amortization of goodwill was $42.5 million and $38.4 million at December 31, 1993 and 1992, respectively. Intangible assets are reviewed periodically for possible impairment.

Office Properties and Equipment

Office properties and equipment are stated at cost less accumulated depreciation computed using the straight line method based on estimated useful lives.

Interest Rate Exchange Agreements

Interest rate exchange agreements ("swaps") are designated as hedges against future fluctuation's in the interest rates of specifically identified assets and liabilities. The net interest differential resulting from floating rate interest payments exchanged for fixed rate interest payments is recorded as incurred.

Protected Rate Agreements

Protected rate agreements ("caps") are designated as hedges against future fluctuation's in the interest rates of specially identified liabilities. The interest received is recorded on a current basis. The cost of the caps is amortized on a straight line basis over the life of the caps.

Mortgage Options

Mortgage options ("puts") are designated as hedges against future fluctuation's in the price of specific mortgage loans held for sale. The premium paid for the put is accounted for as a component of the book value of the mortgage loans and is realized upon settlement of the loan sales.

Income Taxes

A consolidated federal income tax return is filed for the Company and its subsidiaries. Deferred taxes are recorded to reflect the tax consequences on future years' differences between the tax basis of assets and liabilities and the financial reporting amounts at each year end and the expected future benefit of net operating loss and alternative minimum tax credit carryforwards.

Cash Flow Information

Cash equivalents include cash and due from banks, short term interest bearing deposits and federal funds sold. Cash paid for interest expense in 1993, 1992 and 1991 was $278.5 million, $265.7 million and $299.2 million, respectively. Cash paid during 1993, 1992 and 1991 for income taxes was $8.5 million, $3.5 million and $684,000, respectively. Cash received during 1993, 1992 and 1991 as a recovery of income tax was $343,000, $379,000 and $97,000, respectively.

Earnings Per Share

Earnings per share has been computed using the weighted average number of shares of common stock outstanding during the period. Per share data reflects the 10 percent stock dividend declared in July 1993, the 100 percent stock dividend declared in June 1992, and the 20 percent stock dividend declared in September 1991. Amounts equal to the fair market value of the additional shares issued in 1993 have been charged to retained earnings and credited to common stock and paid-in capital. The stock dividends in 1992 and 1991 represent stock splits effected in the form of a dividend, an accounted for as such.

The weighted average number of common and common equivalent shares outstanding used to compute primary earnings per share were 31,662,000, 28,384,000 and 21,646,000 for the year ended December 31, 1993, 1992 and 1991, respectively.

The weighted average number of common and common equivalent shares outstanding used to compute fully diluted earnings per share were 31,692,000, 30,613,000 and 28,494,000 for the year ended December 31, 1993, 1992 and 1991, respectively.

Note B

Business Combinations

On June 11, 1993, the acquisition of Western Financial Corporation ("Western") and its federally chartered savings and loan association subsidiary Columbia Savings Association F.A. ("Columbia") was completed. Pursuant to the agreement and plan of merger, Western was merged into the Company and Columbia was merged into Metropolitan Federal Bank, fsb, ("the Bank"). Total merger consideration of approximately $21.9 million was paid in the form of cash and the Company's stock. The transaction was accounted for as a purchase and, accordingly, the purchase price was allocated to assets and liabilities based on the estimated fair value as of the acquisition date. Based on their election, Western shareholders received .55 shares of the Company's common stock or $10 in cash for each Western share owned. The results of operations of Western for the period since June 12, 1993 have been included in the Company's consolidated results.

On August 6, 1993, the Bank completed its acquisition of Eureka Savings Bank, fsb, Eureka, Kansas ("Eureka"). The acquisition consideration of approximately $20.8 million was paid in cash and the transaction was accounted for as a purchase. The results of operations of Eureka have been included in the Company's consolidated results of operations for the period since August 7, 1993.

During 1992, the Company completed several acquisitions designed to expand into markets not previously served by the Bank. The acquisitions of Home Owners Savings Bank of Fergus Falls, Minnesota ("Home Owners") and American Charter Federal Savings and Loan Association of Lincoln, Nebraska ("American Charter"), were completed December 1 and December 16, respectively. Home Owners was acquired from the RTC and American Charter was acquired through a voluntary supervisory conversion merger. These acquisitions were accounted for as purchase transactions. The operating results of Home Owners and American Charter have been included in the Company's consolidated results of operations from the dates of acquisition.

On September 30, 1992 the Company completed the acquisition of Security Financial Group, Inc., St. Cloud, Minnesota ("Security Financial"). The
Company issued 963,740 shares of common stock, valued at $12.8 million at the time of the transaction. The acquisition of Security Financial was accounted for as a pooling of interests. Security Financial is not material to the financial condition or operating results of the Company, and therefore, prior years balances were not restated. However, 1992 amounts were adjusted to reflect the transaction as if it had occurred January 1, 1992.

The unaudited pro forma consolidated results of operations for the years ended December 31, 1993 and 1992, assuming the acquisitions of Western, Eureka, Home Owners and American Charter were consummated as of January 1, 1992 are as follows:

                                                           Year Ended December 31
(Dollars in thousands, except per share data)                    1993        1992
Net interest income                                          $212,391    $203,321
Income before extraordinary
item and cumulative effect of
accounting change                                              79,610      89,538
Net income                                                     79,610     159,150
Per share data:Income before extraordinary
item and cumulative effect of
accounting change                                            $   2.47     $  2.79
Net income                                                       2.47        4.99

This unaudited pro forma information may not be indicative of the results that would actually have occurred if the combination had been in effect on the dates indicated or which may be obtained in the future.

In February 1993 the Office of Thrift Supervision notified the Bank that its application to acquire Rocky Mountain Financial Corporation ("Rocky Mountain"), Cheyenne, Wyoming, and its bank subsidiary, Rocky Mountain Bank, fsb, had been approved. Rocky Mountain had assets of $537 million and deposits of $428 million at December 31, 1993. The banking subsidiary operates 14 branches located throughout Wyoming. The Bank will pay Rocky Mountain shareholders approximately $64.2 million in cash as consideration after payment of approximately $3.0 million of transaction expenses. The transaction will be accounted for as a purchase and is expected to close in March 1994.

Note C

Fair Value of Financial Instruments
The following schedule includes the book value and estimated fair value of all financial assets and liabilities, as well as specific off-balance sheet items, as of December 31, 1993. The aggregate fair value amounts presented do not represent the underlying value of the Company. The fair values indicated for nonfinancial assets and liabilities, including real estate, office properties and equipment, goodwill, deferred taxes, other assets (excluding unamortized premiums on interest rate caps and purchased mortgage servicing rights), and other liabilities, represent the book value as of December 31, 1993.

(In thousands)                     Book Value          Fair Value
Assets
Cash and cash equivalents         $   167,448         $   167,448
Assets available-for-sale             873,938             873,938
Mortgage-backed securities            943,193             954,908
Loans                               4,585,410           4,602,925
FHLB stock                             59,719              59,719
Nonfinancial assets                   363,601             363,601
Other assets                           13,476              31,306
Total Assets                       $7,006,785          $7,053,845
LiabilitiesTransaction
and passbook deposits              $1,560,667          $1,560,667
Certificates                        3,793,968           3,829,568
FHLB advances                         921,801             928,185
Other borrowings                      133,159             134,901
Other liabilities                      92,807              92,807
Total Liabilities                  $6,502,402          $6,546,128
Off-balance Sheet Items:
Rate swaps                         $        _          $   (1,293)
Commitments                                 _                 658
Total Off-balance Sheet Items      $        _                (635)
Total Shareholders' Equity         $  504,383          $  507,082

The following valuation methods and assumptions were used by the Company in estimating the fair value of financial instruments:

Cash and Cash Equivalents

The book value of cash and due from banks and short-term interest bearing deposits approximates fair value.

Assets Available-For-Sale

The book value represents market value of these instruments.

Loans Held-For-Sale

The book value represents the lower of cost or market value of these instruments determined on an aggregate basis based on commitments outstanding and current quoted market prices.

Mortgage-backed Securities

Fair values are based on quoted market prices.

Loans

The fair values for fixed rate, one to four family residential mortgage loans, commercial real estate, commercial business, and consumer loans are calculated using interest rates currently offered for loans with similar terms to borrowers of similar credit quality.

FHLB Stock

Fair value for FHLB stock is based on the price at which it may be resold to the FHLB.

Other Assets

Other assets represent unamortized premiums on interest rate caps and purchased mortgage servicing rights. The fair value of the interest rate caps is determined using quoted market prices for instruments with similar rate and maturity characteristics. The fair value of the loan servicing rights is based on average loan balances, interest rates, pass-through rates and estimated servicing cost per loan adjusted for assumptions on prepayments, delinquencies and foreclosures.

Deposits

The fair values disclosed for demand deposits (i.e., interest and noninterest bearing checking, passbook savings and money market accounts) are equal to the amount payable on demand at the reporting date. Fair values for fixed-maturity certificates of deposit are calculated using a discounted cash flow analysis that applies interest rates currently being offered on certificates.

Borrowings

The carrying amounts of short-term borrowings approximate their fair value. The fair value of the Bank's long-term borrowing is calculated using a discounted cash flow analysis, based on the Bank's current incremental borrowing rate for similar types of borrowing. The subordinated notes are valued according to the quoted market price.

Rate Swaps

The fair value of interest rate swaps is derived from a pricing model that discounts the cash flows of both the paying side and receiving side of the swap using quoted market rates of similar term instruments.

Commitments

Off-balance sheet commitments include commitments to originate mortgage loans and sell mortgage-backed securities. Outstanding commitments approximate fair value.

Note D

Assets Available-For-Sale

In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." As permitted under the Statement, the Company has elected to adopt the provisions of the Statement as of the end of 1993. In accordance with the Statement, prior period financial statements have not been restated to reflect the change in accounting principle and there were no cumulative adjustments to income as a result of adopting the standard. However, the ending balance of shareholders' equity was increased by $4.2 million (net of $2.8 million in deferred income taxes) to reflect net unrealized gains on securities classified as available-for-sale previously carried at amortized cost or LOCOM. Assets available-for-sale consisted of the following:

                                                       December 31, 1993
                                      Gross          Gross
                           Book  Unrealized     Unrealized        Market
(In thousands)            Value       Gains         Losses         Value
Mortgage-backed
Securities:
GNMA                    $190,164  $     61      $       _       $190,225
FNMA                      36,873       452           (365)        36,960
FHLMC                    130,890     1,397           (232)       132,055
Collateralized
mortgage
obligations              256,352     3,301           (776)       258,877
________________________________________________________________________
                         614,279     5,211         (1,373)       618,117
Investments:
U.S. Treasury             12,900       118             (6)        13,012
U.S. government
agencies                 118,336     2,981            (36)       121,281
Corporate
debt securities           10,000        44              _         10,044
Commercial paper          39,793         _              _         39,793
Other                     11,027        19              _         11,046
________________________________________________________________________
                         192,056     3,162            (42)       195,176
Loans Held
For Sale                  60,645         _              _         60,645
________________________________________________________________________
                        $866,980    $8,373        $(1,415)      $873,938

Assets Held-For-Sale

                                                  1992
(In thousands)             Book Value     Market Value
U.S. Agency                $       97     $         97
GNMA                            3,712            3,712
FNMA                                _                _
FHLMC                               _                _
Collateralized
mortgage obligations            7,594            7,594
Loans                         150,901          150,901
                             $162,304         $162,304

The amortized cost and market value of assets available-for-sale by contractual maturity at December 31, 1993 are as follows:

                                       Book           Market
(In thousands)                        Value            Value
Investments:
One year or less                  $  90,721        $  90,974
Over one year through five years     92,509           95,357
Over five years through ten years       153              153
Over ten years                        8,673            8,692
                                    192,056          195,176
Mortgage-backed securities          614,279          618,117
Mortgage loans                       60,645           60,645
                                   $866,980         $873,938

Proceeds from the sale of assets available-for-sale were $835.8 million and $1.4 billion during 1993 and 1992, respectively. Gross gains on these sales were $19.3 million and $54.1 million during 1993 and 1992, respectively. Gross losses were $3.0 million during 1993.

Accrued interest on assets available/held-for-sale at December 31, 1993 and 1992 was $7.0 million and $1.2 million, respectively. Assets available-for-sale with a book value of $138.1 million were pledged to secure public and private deposit accounts at December 31, 1993. At December 31, 1993 and 1992, $59.8 million and $152.4 million, respectively, of loans were committed to be sold with settlement dates of January through March 1994 and 1993, respectively.

Note E

Investment Securities

Investment securities held-to-maturity consisted of the following:

                                                           December 31, 1992
                                        Gross             Gross
                            Book   Unrealized        Unrealized       Market
(In thousands)             Value        Gains            Losses        Value
U.S. Treasury          $  10,654     $     44       $        _     $  10,698
U.S. government
agencies                 236,392        4,288              (82)      240,598
Corporate
debt securities           10,000          395                _        10,395
Commercial paper         146,745            _                _       146,745
Other                     15,338            _                _        15,338
                        $419,129       $4,727       $      (82)     $423,774

All investment securities are classified as available-for-sale as of December 31, 1993 and are shown in Note D. Accrued interest on investment securities at December 31, 1992 was $5.2 million. Investment securities with a book value of $158.7 million at December 31, 1992 were pledged to secure public and private deposit accounts.

Note F

Mortgage-backed Securities

Mortgage-backed securities held-to-maturity consisted of the following:

                             December 31, 1993                  December 31, 1992
                              Book      Market                 Book        Market
(In thousands)               Value       Value                Value         Value
GNMA                      $  83,295  $  86,705          $   189,516   $   193,523
FNMA                        134,598    134,197              126,639       129,372
FHLMC                        86,341     87,630              232,880       237,100
Collateralized
mortgage
obligations                  29,913     29,981              438,307       445,262
Participation
certificates                609,046    616,395              625,459       627,537
                           $943,193   $954,908           $1,612,801    $1,632,794

The market value of mortgage-backed securities held-to-maturity includes gross unrealized gains of $14.9 million and $24.4 million and gross unrealized losses of $3.2 million and $4.4 million for 1993 and 1992, respectively.

Accrued interest on mortgage-backed securities at December 31, 1993 and 1992 was $5.4 million and $10.5 million, respectively. Mortgage-backed securities with a book value of $181.7 million and $437.9 million at December 31, 1993 and 1992, respectively, were pledged to secure public and private deposit accounts.

Mortgage-backed securities at December 31, 1993 include current year loan production with original principal balances of approximately $39 million. During 1993, 1992 and 1991 the Company securitized $690 million, $234 million and $500 million of mortgage loans, respectively.

Note G

Loans

Loans consisted of the following:

(In thousands)                 December 31, 1993        December 31, 1992
Real Estate Mortgage:
Residential                           $2,700,214               $2,068,300
Commercial                               513,870                  318,814
Construction                              12,185                    9,623
Commercial                                 6,402                    9,457
Manufactured home                         41,797                   53,164
Consumer and other                     1,353,847                  843,605
                                       4,628,315                3,302,963
Less:
Allowance for losses                      42,905                   35,832
                                      $4,585,410               $3,267,131

Changes in the allowance for loan losses were as follows:

                                                              Year Ended December 31
(In thousands)                                1993              1992            1991
Balance at beginning of year               $35,832           $26,272         $30,386
Provision for loan losses                    7,859             8,316           8,000
Acquisitions                                11,508            11,845              93
Net transfer of allowance
to covered assets and real estate owned          _                 _          (4,543)
Net charge-offs                            (12,294)          (10,601)         (7,664)
                                           $42,905           $35,832         $26,272

Accrued interest on loans was $24.5 million and $19.9 million at December 31, 1993 and 1992, respectively.

Origination of residential mortgage loans and consumer loans is concentrated in the states of North Dakota, Minnesota, Nebraska, Iowa, Kansas, South Dakota, Wisconsin and Arizona. The ability of borrowers to honor these loan obligations is influenced by the general economic health of the region. The Company's loans are generally secured by readily marketable collateral. In addition, the Company requires some form of mortgage insurance, either government sponsored or private, on residential mortgage loans with a greater than 80 percent loan to value ratio. The Company's exposure to loss is equal to the net carrying value of these loans.

At December 31, 1993, approximately $176 million of commitments to make residential real estate mortgage loans at specific rates were outstanding. These commitments are subject to the same credit risk, total risk of loss and collateral policies, as originated loans.

Loans serviced for others totaled $3.3 billion and $3.5 billion at December 31, 1993 and 1992, respectively. Residential mortgage loans sold with recourse totaled $1.0 billion and $1.1 billion at December 31, 1993 and 1992, respectively. Recourse provisions for loans sold relate primarily to defaults. Substantially all loans sold with recourse have either government sponsored or private mortgage insurance.

Loans at December 31, 1993 include $43.2 million of restructured loans, of which $16.4 million are performing in accordance with the restructured terms. The remaining $26.8 million are included in the Company's nonperforming loans.

In May 1993 the Financial Accounting Standards Board issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," effective for years beginning after December 15, 1994. SFAS No. 114 requires that impaired loans be valued at the present value of expected cash flows. The Company will be adopting SFAS No. 114 during the first quarter of 1994 and does not expect the statement to be material to the Company's financial position or results of operations.

Note H

Real Estate

Real estate consisted of the following:

                                                        December 31
(In thousands)                            1993                 1992
Acquired through foreclosure
and in-substance foreclosures          $61,300              $60,781
Held for investment                      1,976                    _
In judgment and subject to
redemption                               2,367                1,008
                                        65,643               61,789
Less allowance for losses                9,533                9,874
                                       $56,110              $51,915

Changes in the allowance for real estate losses were as follows:


                                                                 Year Ended December 31
(In thousands)                                          1993          1992         1991
Balance at beginning of year                          $9,874        $3,845       $2,707
Provision for decline in
value of real estate owned                             4,540         4,491        2,900
Acquisitions                                           1,983         3,524           23
Net transfers                                              _             _        2,282
Net charge-offs                                       (6,864)       (1,986)      (4,067)
                                                      $9,533        $9,874       $3,845

Note I

Office Properties and Equipment

Office properties and equipment consisted of the following:

                                                          December 31
(In thousands)                              1993                 1992
Land                                   $  10,579            $    7,841
Buildings                                 67,574                51,787
Furniture and equipment                   52,972                41,683
                                         131,125               101,311
Less allowance for depreciation           39,493                29,356
                                       $  91,632             $  71,955

Note J

Deposits

Deposits consisted of the following:

                                                                                Weighted Average
                                                                               Interest Rates at
                                                            December 31              December 31
(Dollars in thousands)                          1993               1992  1993               1992
Checking:
Noninterest
bearing                                  $   254,204        $   232,010
Interest bearing                             390,149            334,600  1.65%              2.45%
Money market
demand                                       185,440            182,953  2.33               2.95
Passbook and
statement                                    730,874            749,015  3.17               3.23
Certificates:
Nine months
and less                                     416,415            612,616  3.24               3.71
Over 9 to 30
months                                     2,187,970          2,230,348  4.28               5.11
Over 30 months                             1,189,583            865,483  6.54               7.45
                                          $5,354,635         $5,207,025  4.10%              4.65%

Accrued interest on deposits was $38.6 million and $36.2 million at December 31, 1993 and 1992, respectively.

A summary of interest expense on deposits is as follows:

                                                                        Year Ended December 31
(In thousands)                                    1993                 1992               1991
Checking                                    $    6,601           $    7,755         $    7,090
Money market demand                              3,933                4,901             11,648
Passbook and statement                          19,025               24,841             24,803
Certificates                                   202,260              196,820            212,527
                                              $231,819             $234,317           $256,068

The following table sets forth the maturities of certificates in denominations of $100,000 or more at December 31, 1993.

(In thousands)
Maturity                                   Amount
Under three months                     $    8,590
Three to six months                        40,447
Over six to 12 months                      54,077
Over 12 months                            302,465
                                         $405,579

Note K

FHLB Advances and Other Borrowings

FHLB advances and other borrowings consisted of the following:


                                                                                       Weighted Average
                                                                                      Interest Rates at
                                                  December 31,                              December 31
                                             1993         1992              1993                   1992
Federal Home Loan
Bank advances                         $   921,801    $ 252,643             5.15%                  5.22%
Other Borrowings:
Medium term notes                               _       18,998                _                   8.70
Collateralized
mortgage obligation                        39,931       54,909             7.37                   8.98
Subordinated debt                          86,250       86,250             8.25                   8.25
Notes payable to
banks and others                            6,978        6,186             4.46                   4.79
Total other borrowings                    133,159      166,343
                                      $ 1,054,960    $ 418,986             5.48%                  6.49%
Borrowings due
within one year                       $   165,177    $ 120,941             4.45%                  4.19%

At December 31, 1993 and 1992, borrowings due within one year consisted primarily of FHLB line of credit and FHLB advances of $165.0 million at an average rate of 4.45 percent and $99.5 million at an average rate of 3.37 percent, respectively.

Maturities of borrowings at December 31, 1993, were:

(Dollars in thousands)
Year of Maturity                          Amount
1994                                 $   165,177
1995                                     100,823
1996                                     212,182
1997                                     165,000
1998                                     215,000
Thereafter                               196,778
                                      $1,054,960

At December 31, 1993, the Company had an existing line of credit with the FHLB of $100 million. The Company had no balance drawn on this line of credit as of December 31, 1993. The rate paid on the FHLB line varies daily based on the federal funds rate.

At December 31, 1993, borrowings were secured by the following:

   FHLB advances--FHLB stock, real estate loans and mortgage-backed securities with a carrying value of $1.6 billion.

   Collateralized mortgage obligations--mortgage-backed securities with a carrying value of $41.5 million.

Accrued interest on borrowings was $849,000 and $1.4 million at December 31, 1993 and 1992, respectively.

Note L

Interest Rate Exchange and Protected

Rate Agreements

The Company has entered into interest rate exchange agreements ("swaps") with primary securities dealers to stabilize its cost of funds. The notional principal amount of interest rate exchange agreements totaled $200 million and $250 million for 1993 and 1992, respectively. The Company pays a fixed rate and receives a variable rate of interest on the stated notional principal amount for a fixed period of time. The Company's exposure to market risk results from a declining interest rate environment in which the fixed rate paid exceeds the variable rate received. These agreements are subject to the counterparty's ability to perform in accordance with the terms of the agreements. The Company's risk of loss is equal to the interest payments due from the counterparty. Net accrued interest payable on swaps was $3.0 million and $3.8 million on December 31, 1993 and 1992, respectively.

In connection with its asset and liability management program, during 1993 the Company entered into protected rate agreements ("caps") in the aggregate notional amount of $450 million with varying maturities. Under the terms of the caps, the Company will be reimbursed for increases in the three-month London Inter-Bank Offer Rate ("LIBOR") for any quarter during the agreement in which such rate exceeds the "strike price", which ranges from 6 percent to 8 percent depending on the maturity of the cap. These agreements are subject to the counterparty's ability to perform in accordance with the terms of the agreements. The Company's risk of loss is equal to the original premiums paid to enter into these agreements.

A summary of the interest rate caps is as follows:

                                                                Strike Price
(In millions) 6.00 - 6.50%    7.00 - 7.50%             8.00%+           Total
Mature in 1994       $250             $100              $ 50            $400
Mature in 1995         50                _                 _              50
                     $300             $100              $ 50            $450

Note M

Shareholders' Equity

Preferred Stock

The Company has 10,000,000 shares of $.01 par value preferred stock authorized. At December 31, 1993, the Company had 488,750 units of Series B, $2.875 Cumulative Perpetual Preferred Stock, issued and outstanding.

The Company, at its option, redeemed the outstanding 1,840,000 shares of Series A, $2.00 cumulative convertible preferred stock on April 20, 1992, for 5,753,166 shares of common stock and $400,000 to holders exercising the options to receive cash.

Each unit of Series B preferred stock consists of one share of Cumulative Perpetual Preferred Stock and one warrant to purchase 1.32 shares of Common Stock. The preferred stock is redeemable at the option of the Company at a rate of $25 per share. Redemption can occur at any time on or after January 31, 1996. Each warrant entitles the holder to purchase 1.32 shares of the Company's Common Stock at a price of $6.25. The warrants became exercisable on February 19, 1991, and expire November 20, 2000. Warrants outstanding at December 31, 1993 allow for the purchase of 408,751 shares of Common Stock and would result in total proceeds to the Company, if exercised, of approximately $1.9 million.

The Company's Series B preferred stock ranks prior to Common Stock as to dividends and liquidation. The liquidation preference of the preferred stock is $25 per share plus accumulated unpaid dividends. Dividends on the preferred stock are cumulative and are to be paid at an annual rate of $2.875.

Shares of the Company's preferred stock have no voting rights except in the event of certain arrearages in which event holders of the preferred stock will be entitled to elect two additional directors to the Company's Board of Directors.

Regulatory Capital Requirements

The Bank and its subsidiaries are required to meet capital requirements as defined by the Office of Thrift Supervision ("OTS") for Tangible, Core and Risk-based Capital. The requirements call for measures of capital as a percentage of assets. Required capital levels increase through July 1, 1994, at which time the fully phased in capital requirements will be effective. At December 31, 1993, the Bank exceeds all fully phased in requirements.

Note N

Income Taxes

Income tax expense consisted of the following:

                                                Year Ended December 31
(In thousands)                 1993              1992             1991
Current
Federal                    $  6,670          $  5,015           $4,373
State                         3,005             3,058               54
                              9,675             8,073            4,427
Deferred
Federal                    $  9,121           $28,657               _
State                         2,489             5,813               _
                             11,610            34,470               _

                            $21,285           $42,543           $4,427

The provision for federal income tax differs from that computed at the statutory corporate tax rate as follows:

                                                 Year Ended December 31
(In thousands)                1993              1992               1991
Tax at 35% statutory       $30,261           $37,421            $21,035
rate (34% in 1992
and 1991)
State income taxes, net
of federal tax benefit       4,364             5,474                 36
Change in valuation
allowance                  (10,902)                _                  _
Tax effect of:
Amortization of goodwill     1,429             1,360              1,839
FSLIC assistance and tax
exempt interest                  _                 _             (8,768)
Bad debt deduction               _                 _             (5,743)
Effect of operating losses       _                 _               (810)
Other, net                  (3,867)           (1,712)            (3,162)
                           $21,285           $42,543            $ 4,427

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In 1992, Metropolitan established a valuation allowance for a portion of the operating loss carryforwards as a result of unresolved matters with taxing authorities. During 1993, certain tax issues were resolved which were previously considered in management's assessment of the valuation allowance. As a result, the Company has reduced the remaining valuation allowance. The change in the deferred tax asset valuation allowance of $10.9 million was recorded as a reduction of income tax expense.

The adjustments to the net deferred tax asset in 1993 identified as the "Effect of acquisitions and other transactions" result primarily from the acquisitions of Western Financial Corporation and Eureka Savings Bank, fsb and the exercise of compensatory stock options.

At December 31, 1993, Metropolitan had the following income tax net operating loss carryforwards available for income tax purposes:

                                                      Expiration
(Dollars in thousands)              Date                  Amount
Federal regular tax operating loss
carryforwards acquired through
business combinations               2002               $  3,933
Federal regular tax operating loss
carryforwards from other than
business combinations               2005                 43,451
_______________________________________________________________
                                                        $47,384
Federal AMT operating loss
carryforwards                       2002               $  4,594

The components of and changes in the net deferred tax asset were as follows:

                                                                                    Effect of
                                                                  Deferred       Acquisitions
                                                January 1,       (expense)          and other         December 31,
(In thousands)                                        1993         benefit       transactions                 1993
Loan fees and discounts                           $  6,366     $     (840)         $       _              $  5,526
Discounts on loans and mortgage-backed
securities arising from acquisitions                10,998         (8,125)             6,504                 9,377
Bad debt deduction                                   2,160          1,241              3,819                 7,220
FHLB stock dividends                                (6,833)         3,248             (2,781)               (6,366)
Other                                                1,161          2,814             (2,097)                1,878

Net temporary differences                           13,852         (1,662)             5,445                17,635
Carryforwards:
Federal regular tax operating loss carryforwards    35,993        (22,933)             2,718                15,778
Federal regular tax operating loss carryforwards
acquired in purchase business combinations           1,948             29               (600)                1,377
State regular tax operating loss carryforwards       7,836         (4,430)               238                 3,644
State regular tax operating loss carryforwards
acquired in purchase business combinations           4,844           (135)                 _                 4,709
Federal AMT credit carryforwards                     3,327          6,619                  _                 9,946
Total carryforwards                                 53,948        (20,850)             2,356                35,454

                                                    67,800        (22,512)             7,801                53,089
Valuation allowance                                (16,500)        10,902              5,598                     _

Deferred tax asset                                 $51,300       $(11,610)           $13,399               $53,089



During the first quarter of 1992, the Company prospectively adopted SFAS No. 109, "Accounting for Income Taxes." In accordance with this statement, the Company recognized deferred tax assets reflecting the benefit expected to be realized from the utilization of net operating loss carryforwards ("NOLs") of $182.4 million and net deductible temporary differences of approximately $35.8 million.

The Company had taxable income and pre-tax book income for the periods presented as follows:

(In thousands)            1993             1992       1991
Taxable income         $68,490        $  74,707    $15,471
Pre-tax book income     86,459          110,062     61,866

The primary difference between taxable income and pre-tax book income in 1992 and 1993 relates to the reversal of net deductible temporary differences. In 1991 the primary difference between taxable income and pre-tax book income related to the federally assisted acquisitions of seven insolvent thrift institutions in 1988 and the related tax exempt assistance received in the form of interest on FSLIC notes and covered assets and other assistance payments. The tax exempt assistance is also the primary cause of NOLs.
The Company generated net taxable income in 1993, 1992 and 1991 resulting in the utilization of a portion of the NOLs. Except for the effects of the reversal of net deductible temporary differences, the Company is not currently aware of any factors which would cause any significant differences between taxable income and pre-tax book income in future years. However, there can be no assurances that there will be no significant differences in the future between taxable income and pre-tax book income if circumstances change (such as changes in tax laws or the Company's financial condition or performance).

In adopting SFAS No. 109 the Company recorded income and a deferred tax asset equal to the cumulative effect of the accounting change of $75.9 million, $53.1 million of which remains at December 31, 1993. To fully realize the deferred tax asset the Company will need to generate future taxable income of approximately $133 million prior to expiration of the NOLs which will begin to expire in 2002. Based on the Company's historical and current pre-tax earnings, management believes it is more likely than not that the Company will realize the benefit of the NOLs existing at December 31, 1993 before they begin to expire in 2002. Further, management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable income. However, there can be no assurance that the Company will generate any earnings or specific level of continuing earnings.

The bank qualifies as a savings and loan institution as defined by the Internal Revenue Code. As a qualifying savings and loan, the Bank is able to utilize an available special tax provision for the bad debt reserve deduction which allows the use of either the "experience" method or the "percentage of taxable income" method in determining the annual allowable deduction.

Note O

Employee Benefits

Pension Plan

The Company has a defined benefit plan covering substantially all employees. The benefits are based on years of service, minimum age requirements, and the employee's compensation while employed with the Company. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. The actuarial cost method used to compute pension cost is the Projected Unit Credit method.

Net pension cost (income) included the following components:

                                           Year Ended December 31
(In thousands)                         1993        1992      1991
Service cost-benefits earned
during the period                    $1,289     $   792   $   218
Interest cost on projected
benefit obligation                      580         336       363
Actual return on plan assets         (1,453)     (2,009)   (2,761)
Net amortization and deferral           240       1,167     2,020
Net periodic pension
cost (income)                       $   656     $   286   $  (160)

The following table sets forth the plan's funded status and amounts recognized in the Company's statements of financial condition:

                                                                   December 31
(In thousands)                                     1993                   1992
Actuarial present value of
accumulated benefit obligation
including vested benefits of
$3,623 in 1993 and $5,330 in 1992              $(4,401)                $(5,860)
Actuarial present value of
projected benefit obligation                    (7,401)                 (7,661)

Plan assets at market value,
primarily certificates of deposit,
U.S. Treasury securities and
listed stock, including $2,615
in 1993 and $2,523 in 1992
of Company stock                                12,064                  12,236
Plan assets in excess of projected
benefit obligation                               4,663                   4,575
Unrecognized net gain from past
experience different from that
assumed and effects of changes
in assumptions                                    (562)                   (655)
Prior service cost not yet recognized
in net periodic pension cost                    (1,119)                 (1,233)
Unrecognized net assets at end of year          (3,980)                 (3,035)

Pension liability                              $  (998)                $  (348)

The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7 percent at both December 31, 1993 and 1992. The expected long term rate of return on plan assets in 1993, 1992 and 1991 was 7 percent.

Postretirement Benefit Plan

In addition to the Company's defined pension benefit plan, the Company sponsors a defined benefit health care plan that provides postretirement benefits to eligible employees. The benefits, based on years of service, is contributory and contains cost-sharing features such as deductibles and coinsurance. The Company's policy is to fund the cost of medical benefits in amounts determined by management.

In 1993, the Company adopted Financial Accounting Standard No. 106 "Employers Accounting For Postretirement Benefits Other than Pensions." The Company's total postretirement benefit cost for 1993 was $545,000. Postretirement benefit costs for 1992 and 1991, which were recorded on a cash basis, have not been restated. The postretirement benefit liability at December 31, 1993 was $499,000. Upon adoption, the accumulated postretirement obligation was $2.4 million and increased to $2.9 million at December 31, 1993.

The weighted average annual assumed rate of increase in the per capita cost of covered benefits is 13 percent for 1993 and is assumed to decrease gradually to 6 percent for 2001 and remain at that level thereafter. The health care cost trend rate assumption has minimal effect on the amounts reported. Increasing the assumed health care trend rates by one percentage point in each year would increase the aggregate of the service and interest cost components of the net periodic postretirement benefit cost for 1993 by $160,000. The weighted average discount rate used in determining postretirement benefit obligation was 7 percent at December 31, 1993.

The board of directors has approved a directors' retirement plan subject to shareholder approval.

In November 1992, the Financial Accounting Standards Board issued SFAS No. 112, "Employers Accounting for Post Employment Benefits." The Company is required to adopt this Statement in 1994. As of December 31, 1993, the Company had not adopted Statement No. 112. No material effect on the financial condition of the Company is anticipated when the statement is adopted.

Savings Plans

The Company has a defined contribution savings plan covering substantially all employees. Eligibility is based on years of service and minimum age requirements. Employees elect to contribute a percentage of their compensation. Contributions are invested, at the direction of the employee, in one or more funds or can be directed to purchase common stock of the Company at fair market value. The Company makes matching contributions, invested solely in common stock of the Company, up to a specified percentage of employee's compensation. Company contributions vest over a period of five years. Total savings plan expense was $2.5 million $2.0 million and $1.5 million for the years ended December 31, 1993, 1992 and 1991, respectively.

Stock Purchase Plan

The Company established a shareholder approved Employee Stock Purchase Plan (the "Plan") in 1992 for which 440,000 shares have been reserved. Under the Plan, the Company conducts a series of offerings (each an "Offering") of its Common Stock, each continuing for three months, beginning on January 1, April 1, July 1 and October 1 of each year (the "Offering Date") and ending on March 31, June 30, September 30 and December 31 of each year (the "Offering Period"). The per share purchase price of the shares offered in a given Offering is the lower of 85 percent of the fair market value of one share of the Common Stock of the Company on the first day of the Offering Period or the last day of the Offering Period. Employees, subject to restrictions regarding length of service and age, may designate a payroll deduction limited to a minimum deduction of $25 per pay period and not exceeding an amount which would result in the purchase of Common Stock with a fair value of more than $25,000 in any calendar year. During 1993, a total of 353,450 shares were issued under the plan for an aggregate purchase price of $4.4 million.

Stock Option and Incentive Plans

The Company has three board of director approved stock option and incentive plans, initiated in 1984, 1990 and 1993. The 1993 plan is pending shareholder approval. Two types of options are granted under the plans, incentive and nonqualified. Incentive options are exercisable on a phased in basis beginning one year after issuance. Nonqualified options before October 1993 are fully exercisable on the grant date. Nonqualified options after October 1993 are exercisable on a phased in basis beginning one year after issuance. All options expire ten years from the grant date. Under the 1993 plan,restricted stock awards, performance units, stock bonuses and stock appreciation rights may also be granted.

The company initiated a non-employee director stock option plan, approved by the shareholders, in 1993. The options are exercisable one year after issuance. The grant of incentive and nonqualified stock options is to be made at the discretion of the committee responsible for administering the plans and is to be set forth in the option agreement.

Shares reserved and options outstanding under all plans are as follows:

                                                                       Options Outstanding
                                   Shares Reserved          Total Number   and Exercisable                      Price
                                  For Future Grant             Of Shares      Total Shares                  Per Share
Balance at December 31, 1990             1,371,102             2,805,567         2,805,567              $1.57 _  4.90
Granted                                   (413,248)              413,248           413,248               4.35 _  4.35
Exercised                                        _            (1,329,299)       (1,329,299)              1.57 _  4.90
Balance at December 31, 1991               957,854             1,889,516         1,889,516               1.57 _  4.90
Share allocated                            660,000                     _                 _                          _
Granted                                   (767,800)              767,800           767,800               9.72 _ 15.23
Cancelled                                   79,068               (79,068)          (79,068)              4.35 _  9.72
Exercised                                        _              (574,497)         (574,497)              1.84 _  4.90
Balance at December 31, 1992               929,122             2,003,751         2,003,751               1.57 _ 15.23
Shares allocated                         2,275,000                     _                 _                          _
Granted                                 (1,000,900)            1,000,900           553,400              15.13 _ 18.30
Cancelled                                        _                     _                 _                          _
Exercised                                        _              (725,992)         (725,992)              1.57 _ 16.02
Balance at December 31, 1993             2,203,222             2,278,659         1,831,159              $2.85 _ 18.30

Note P
Parent Company Financial Information

The Company's ability to pay cash dividends depends upon the cash dividends it receives from the Bank, Edina Realty and Equity Title.

The Bank is required to give the OTS thirty day notice prior to declaration of a cash dividend to the parent company. The Bank's dividends to the parent company are generally limited to the calendar year's earnings plus 50 percent of the surplus capital (the percentage by which the ratio of its regulatory capital to assets ratio exceeds the fully phased in ratio) at the beginning of the year.

The summarized financial information of Metropolitan Financial Corporation, the parent company, is as follows:

Condensed Statements of Condition

(In thousands)                                             December 31, 1993     December 31, 1992
Assets
Cash and investments                                              $   12,254           $    12,966
Equity in net assets of subsidiaries                                 578,046               503,107
Other assets                                                          12,504                 8,632
Total Assets                                                        $602,804              $524,705
Liabilities
Payable to subsidiaries                                           $       37           $     1,180
Other borrowings                                                      92,521                93,857
Other liabilities                                                      5,863                 3,024
Total Liabilities                                                     98,421                98,061
Shareholders' Equity
Preferred stock                                                            5                     5
Common stock                                                             320                   267
Additional paid-in capital                                           231,881               148,890
Retained earnings                                                    280,813               278,424
Net unrealized gains on securities
available-for-sale (net of tax)                                        4,209                     _
Less cost of common stock in treasury                                (12,845)                 (942)
Total Shareholders' Equity                                           504,383               426,644
Total Liabilities and Shareholders' Equity                          $602,804              $524,705

Condensed Statements of Income

                                                                                          Year Ended December 31
(In thousands)                                           1993                        1992                   1991
Net interest expense                                $  (7,756)                $    (2,070)            $     (434)
Cash dividends received from subsidiaries              23,672                      17,136                  8,930
Management fee income                                  20,906                      15,364                 11,979
Noninterest expense                                   (20,731)                    (15,093)               (11,545)
Income before equity in earnings of subsidiaries       16,091                      15,337                  8,930
Undistributed equity in earnings of subsidiaries       46,137                     121,794                 48,509
Income before income taxes                             62,228                     137,131                 57,439
Income tax benefit                                      2,946                           _                      _
Net Income                                            $65,174                    $137,131                $57,439

Condensed Statements of Cash Flows

                                                                                       Year Ended December 31
(In thousands)                                           1993                     1992                   1991
Operating Activities
Net income                                          $  65,174                 $137,131                $57,439
Adjustment to reconcile net income to net cash
provided by operating activities:
Equity in earnings of subsidiaries                    (46,137)                (121,794)               (48,509)
Net Cash Provided by Operating Activities              19,037                   15,337                  8,930
Investing Activities
Capital contribution to subsidiary                          _                  (78,000)                     _
Net Cash Used by Investing Activities                       _                  (78,000)                     _
Financing Activities
(Decrease) increase in receivables from
or payables to subsidiaries                            (1,123)                      68                   (410)
Proceeds from:
Issuance of borrowings                                      _                   86,250                      _
Issuance of common stock                               16,742                    4,380                  4,168
Sale of common stock held in Treasury                       _                    3,131                    810
Repayment of borrowings                                (3,860)                  (3,048)                (4,248)
Purchase of common stock held in Treasury             (11,903)                    (114)                   (82)
Dividends                                             (13,483)                  (9,093)                (9,318)
Other financing activities                             (6,122)                  (9,480)                   395
Net Cash (Used) Provided by Financing Activities      (19,749)                  72,094                 (8,685)
(Decrease) Increase in Cash and Cash Equivalents         (712)                   9,431                    245
Cash and cash equivalents at beginning of year         12,966                    3,535                  3,290
Ending Cash and Cash Equivalents                     $ 12,254                 $ 12,966                $ 3,535

Note Q
Segment Information
The following summarizes financial data for the Company's business segments:

                                                                                         Year Ended December 31
(In thousands)                                           1993                      1992                    1991
Revenues:
The Bank                                            $ 507,995                 $ 492,907               $ 460,288
Edina Realty                                           36,267                    33,905                  28,105
Equity Title                                           13,714                    11,503                   8,001
MFS                                                     4,587                       852                      67
                                                      562,563                   539,167                 496,461
Expenses:
The Bank                                              430,110                   388,980                 400,480
Edina Realty                                           33,093                    30,855                  27,052
Equity Title                                           10,693                     9,113                   7,009
MFS                                                     2,208                       157                      54
                                                      476,104                   429,105                 434,595
Net income before income tax expense,
extraordinary item and cumulative effect of
accounting change:
The Bank                                               77,885                   103,927                  59,808
Edina Realty                                            3,174                     3,050                   1,053
Equity Title                                            3,021                     2,390                     992
MFS                                                     2,379                       695                      13
                                                    $  86,459                 $ 110,062               $  61,866

[FN]
Nearly all assets are attributable to the financial institutions segment.

Report of Management
The management of Metropolitan Financial Corporation and its subsidiaries is responsible for the preparation of the accompanying annual report and consolidated financial statements and for their integrity and objectivity. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include amounts based upon management's judgment and best estimates.

The consolidated financial statements have been audited by Ernst & Young, independent auditors, selection of which has been ratified by the shareholders of Metropolitan Financial Corporation.

Metropolitan Financial Corporation and its subsidiaries have established and maintain systems of internal control designed to provide reasonable assurance that assets are safeguarded and transactions are properly authorized and recorded. Metropolitan maintains an auditing program that assesses the effectiveness of the internal controls. In addition, the independent auditors consider the Company's internal control structure in order to determine their auditing procedures for the purpose of expressing an opinion on the consolidated financial statements.

The Audit Committee of the Board of Directors of Metropolitan Financial Corporation, comprised exclusively of outside directors, meets regularly with management and representatives of Ernst & Young to review audit, internal control, and accounting and financial reporting issues.

Management recognizes its responsibility for fostering a strong, ethical climate so that Metropolitan's affairs are carried out in accordance with the highest standards of personal and business conduct. This responsibility is reflected in Metropolitan's personnel policies which address conflict of interest and other related subjects, and are publicized throughout the Company and its subsidiaries.

Norman M. Jones
Chairman and Chief Executive Officer

Steven B. Dewald
Executive Vice President and Chief Financial Officer

William T. Cox
Senior Vice President and Chief Accounting Officer

Report of Independent Auditors
Board of Directors and Shareholders
Metropolitan Financial Corporation
Minneapolis, Minnesota

We have audited the accompanying consolidated statements of condition of Metropolitan Financial Corporation and subsidiaries as of December 31, 1993 and 1992 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Metropolitan Financial Corporation and subsidiaries at December 31, 1993 and 1992 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Note D to the financial statements, in 1993 the Company changed its method of accounting for certain debt and equity securities. Also, as discussed in Note O to the financial statements, in 1993 the Company changed its method of accounting for certain postretirement benefits provided to its employees.

Ernst & Young
Minneapolis, Minnesota
January 19, 1994

Other Supplementary Data

Quarterly Results of Operations (unaudited)

The following is a summary of the quarterly results of operations for the years ended December 31, 1993 and 1992.

(Dollar amounts in thousands, except per share data)  First Quarter*    Second Quarter*   Third Quarter* Fourth Quarter
1993
Interest income                                            $112,073           $115,626         $123,577       $121,450
Interest expense                                             66,078             67,087           71,496         69,951
Net interest income                                          45,995             48,539           52,081         51,499
Provision for loan losses                                     1,500              2,400            2,087          1,872
Net interest income after provision for loan losses          44,495             46,139           49,994         49,627
Net gain on sale of investments, mortgage-backed
securities, mortgage loans and mortgage loan servicing          525              3,452            4,025          8,269
Other noninterest income                                     13,222             20,277           20,991         19,076
Noninterest expense                                          49,422             45,132           48,164         50,915
Income before income taxes, extraordinary item and
cumulative effect of accounting change                        8,820             24,736           26,846         26,057
Income tax expense (benefit)                                 (6,467)             9,582            9,963          8,207
Income before extraordinary item and cumulative effect
of accounting change                                         15,287             15,154           16,883         17,850
Extraordinary item                                                _                  _                _              _
Cumulative effect of accounting change                            _                  _                _              _
Net income                                                   15,287             15,154           16,883         17,850
Dividends on preferred stock                                    351                351              351            352
Net Income Applicable to Common Equity                     $ 14,936           $ 14,803         $ 16,532       $ 17,498
Primary Earnings Per Share                                 $   0.49           $   0.47         $   0.51       $   0.54
Fully Diluted Earnings Per Share                               0.48               0.47             0.51           0.54
Dividends Per Common Share                                 $   0.09           $   0.10         $   0.10       $   0.10

1992
Interest income                                            $106,540            $112,502        $105,173       $100,550
Interest expense                                             72,089              72,870          65,428         61,821
Net interest income                                          34,451              39,632          39,745         38,729
Provision for loan losses                                     2,321               2,744           1,651          1,600
Net interest income after provision for loan losses          32,130              36,888          38,094         37,129
Net gain on sale of investments, mortgage-backed
securities, mortgage loans and mortgage loan servicing          502              44,405           3,867          4,867
Other noninterest income                                     13,221              17,578          16,429         13,533
Noninterest expense                                          33,231              36,423          38,327         40,600
Income before income taxes, extraordinary item and
cumulative effect of accounting change                       12,622              62,448          20,063         14,929
Income tax expense                                            5,102              24,439           7,852          5,150
Income before extraordinary item and
cumulative effect of accounting change                        7,520              38,009          12,211          9,779
Extraordinary item                                                _              (6,329)              _              _
Cumulative effect of accounting change                       75,941                   _               _              _
Net income                                                   83,461              31,680          12,211          9,779
Dividends on preferred stock                                    351                 351             351            352
Net Income Applicable to Common Equity                  $    83,110            $ 31,329        $ 11,860       $  9,427
Primary Earnings Per Share                                     3.53            $   1.09        $   0.39       $   0.31
Fully Diluted Earnings Per Share                               2.78                1.04            0.39           0.31
Dividends Per Common Share                              $      0.05            $   0.06        $   0.06       $   0.09

*Amounts have been reclassified to conform with the year-end presentation.

Other Supplementary Data

Common Stock Prices
The following table sets forth, for each of the calendar periods indicated, the range of high and low closing sale prices per share of the Company's common stock. These prices have been adjusted to reflect stock dividends.

                                     1993                          1992
                           Low       High                Low       High
First quarter           $13.86     $18.30            $  9.03     $11.53
Second quarter           14.78      18.06               9.20      11.70
Third quarter            14.13      17.38               9.38      13.86
Fourth quarter           15.25      18.00              12.05      15.23

The Company expects to continue its policy of paying regular cash dividends, although there is no assurance as to future dividends because they depend on future earnings, capital requirements and financial condition.

Preferred Stock Prices

During 1990, Metropolitan Financial Corporation issued 488,750 units consisting of one share of $2.875 Series B Perpetual Preferred Stock and a warrant entitling the holder to purchase 1.32 shares of MFC Common at $6.25. The following table sets forth, for the periods indicated, the preferred stock's range of high and low closing sale prices per unit.

                                     1993                        1992
                           Low       High           Low          High
First quarter           $27.00     $29.00        $34.50        $36.50
Second quarter           27.25      29.00         35.50         37.50
Third quarter            27.13      29.00         37.00         39.00
Fourth quarter           27.13      28.75         40.00         42.00

Executive Offices
1000 Metropolitan Centre
333 South Seventh Street
Minneapolis, Minnesota 55402
(612) 399-6000

Annual Meeting
Wednesday, May 4, 1994 at 1:30 PM
Lutheran Brotherhood
Minneapolis, Minnesota

Information Meeting
Thursday, May 5, 1994 at 1:30 PM
Radisson Hotel Fargo
Fargo, North Dakota

Counsel
Oppenheimer Wolff & Donnelly
Minneapolis, Minnesota

Independent Auditors
Ernst & Young
Minneapolis, Minnesota

Securities Information
Metropolitan Financial Corporation's common stock is traded on the New York Stock Exchange under the symbol MFC and also may be found under the listing MetFn.

Shareholders with questions concerning lost certificates, dividend payments, or other transfer related issues are invited to contact the transfer agent and registrar directly on these matters:

American Stock Transfer & Trust Company
40 Wall Street - 46th Floor
New York, New York 10005
(212) 936-5100

Dividend Reinvestment
Metropolitan Financial Corporation shareholders can take advantage of a dividend reinvestment plan that provides automatic reinvestment of quarterly cash dividends and optional cash contributions of up to $2,500 per quarter. If you would like more information, contact American Stock Transfer & Trust Company.

Investor Information
Form 10-K is available to shareholders at no cost upon request. Shareholders may reach the Investor Relations department by calling (800) 399-METF (800-399-
6383). Members of the investment community may also contact:

Patricia Henning, Vice President
Investor Relations and Corporate Communications
(612) 399-6045
(612) 399-6995 (Facsimile)